TERM LOAN NOTE

August 11, 2016

1.   **Promise to Pay**. For value received, Amplify Media Network, Inc., a Nevada corporation having its headquarters at Suite 230, 200 First Avenue West, Seattle, Washington 98119 (the "**Borrower**"), promises to pay to Integrated Surgical Systems, Inc. (the "**Holder**"), with an office at 2425 Cedar Springs Rd, Dallas, TX 75201 (the "**Payment Office**"), in lawful money of the United States of America, the Loan Amount (herein defined), along with interest thereon at a rate per annum as set forth below and such other unpaid obligations owing from time to time hereunder (together the principal, interest and other obligations are referred to as the "Obligations").

2.   (a)   **Certain Defined Terms**. The following terms as used in this promissory note (this "**Note**") shall have the respective meanings set forth opposite such terms below, such meanings to be applicable equally to both the singular and plural forms of such terms:

"**Applicable Rate**" means a rate per annum equal to 8%.

"**Borrower' Business**" means, a curated social media website business.

"**Business Day**" means any day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required to close.

"**Fundamental Change**" shall mean any of the following: (i) termination of the Borrower's Business, or (ii) either James C. Heckman, Jr. or William C. Sornsin, Jr. ceases to actively be involved in the day to day activity of the Borrower's Business.

"**Loan Amount**" means the principal sum of One Hundred Fifty Thousand United States Dollars ($150,000.00) advanced upon execution of this Note, and an additional Three Hundred Fifty Thousand United States Dollars ($350,000.00) that shall be advanced by Holder only after Mr. James C. Heckman, Jr. provides the mortgages in favor of the Holder as indicated in Section 6, plus the reasonable expenses of the Holder in creating this facility and obtaining the security interest of the mortgages, which will be added to the principle sum from time to time, as reflected on Schedule 1, and notified to the Borrower by the Holder.

"**Maturity Date**" means the earlier of (i) February 13, 2017 (or such earlier date on which this Note and the indebtedness evidenced hereby shall become due and payable in accordance with its terms), and (ii) the occurrence of a Fundamental Change.

"**Person**" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

(b)   **Other Defined Terms**. Other terms defined are in the other parts of this Note indicated below:

"Borrower"..Section 1
"Event of Default" ....Section 8

3. **Maturity Date**. This Note shall mature on the Maturity Date.

4. **Scheduled Payments of Principal, Interest and Default Interest**.

(a) Borrower agrees to repay the outstanding principal amount evidenced by this Note on the Maturity Date.

(b) The unpaid principal amount of this Note shall accrue interest, as of the date hereof, at the Applicable Rate, shall be payable on the Maturity Date, and shall be paid in cash.

(c) Interest shall be calculated on the basis of a 360-day year based on the actual number of days during the period for which such interest is payable. If any payment on this Note becomes due and payable on a day that is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day. Payments of principal and interest on this Note shall be made to Holder at the Payment Office. Upon repayment in full of the loans, interest and other Obligations evidenced by this Note, the Borrower may require Holder to surrender this Note.

(d) Each payment made hereunder will be applied, first, to the payment of any indemnified costs payable under Section 10(d) of this Note, then to the payment of accrued and unpaid interest, and the balance, if any, to the unpaid principal balance of this Note and any other Obligations evidenced hereby.

(e) To the extent permitted by law, upon the occurrence and during the continuance of an Event of Default, the principal amount of this Note shall bear interest from the date such Event of Default occurred until cured or waived, at the rate per annum equal to the Applicable Rate plus 5% per annum. Any interest accruing pursuant to this paragraph (e) shall be payable on demand.

5. **Prepayments**. This Note may be prepaid in whole or in part, at any time or from time to time, without any penalty or premium, provided, that such prepayment shall be accompanied by accrued and unpaid interest on that portion of the Note being prepaid to the date of prepayment. Upon prepayment of part of the principal amount of this Note, the Borrower may require Holder to present this Note for notation on Schedule 2 hereto of such adjustment and payment.

6. **Collateral**. The Obligations of Borrower under this Note shall be secured by a personal guarantee of James C. Heckman, Jr., the President and the largest shareholder of the Borrower. The extension of the additional Loan Amount of $350,000 is subject to the provision of additional security of the Obligations through mortgages pursuant to mortgage documentation,



reasonably acceptable to Holder, on the two condominiums owned by Mr. James C. Heckman, Jr., located in Whistler, British Columbia, Canada (the "Mortgage Documents"). The guarantee of and the mortgages for the Obligations of the Borrower under this Note is being provided as an accommodation to Holder to extend the Loan Amount, which the Holder would not otherwise make to the Borrower.

7.   **Covenants.** The Borrower hereby covenants and agrees with the Holder that that so long as the Obligations (other than contingent indemnification obligations as to which no claim has been asserted) under this Note remain outstanding, that Borrower <u>not</u> shall, without the prior written consent of Holder, sell, assign, transfer, encumber or otherwise dispose of all or any portion of the Borrower's rights, title and interest in the Borrower or in its Business, <u>except</u> for (a) disposal of damaged, obsolete or worn out equipment, in each case in the ordinary course of the Borrower's Business, (b) the sale or licensing of other intellectual property of the Borrower on an arms-length basis and in the ordinary course of the Borrower's Business, and (c) investment securities of or rights in the Borrower or its Business sold or issued by the Company to Tronc, Inc. (formerly Tribune Publishing).

8.   **Events of Default**. It shall constitute an event of default ("**Event of Default**") of this Note if any one or more of the following shall occur for any reason:

(a)   any failure to pay principal and interest on this Note pursuant to <u>Section 3</u>, <u>Section 4</u> (including any default interest as prescribed by <u>Section 4(e)</u>) or <u>Section 5</u> after the same shall become due (whether by scheduled maturity, acceleration, demand or otherwise); or

(b)   any representation or warranty made or deemed made by or on behalf of either Borrower under or in connection with this Note or in the Mortgage Documents shall have been incorrect in any respect when made or deemed made;

(c)   The Borrower shall fail to perform or observe any term, covenant (including without limitation, any covenant under <u>Section 7</u> of this Note) or agreement contained in this Note or the Mortgage Documents;

(d)   The Borrower or James C. Heckman, Jr. shall (i) become insolvent or shall fail generally to pay its debts as they mature or shall apply for, shall consent to, or shall acquiesce in the appointment of a custodian, trustee or receiver for itself or for a substantial part of his property or assets; or, in the absence of such application, consent or acquiescence, a custodian, trustee or receiver shall be appointed for any Borrower or for a substantial part of any Borrower's property or assets, or any Borrower shall make an assignment for the benefit of creditors; or (ii) be the subject of any bankruptcy, reorganization, debt arrangement or other proceedings under any bankruptcy or insolvency act or law, state, federal or foreign, now or hereafter existing, whether voluntary or involuntary, which shall not have been dismissed within 60 days or an order for relief shall have been entered against such Borrower; or

(e)   Any Mortgage Document entered into in conjunction with the Loan shall at any time after its execution and delivery and for any reason cease: (1) to create a valid and perfected security interest in and to the property purported to be subject to such Mortgage Document with a priority as required by this Note; or (2) to be in full force and effect or shall be declared null and void, or the validity or enforceability thereof shall be contested by Borrower or



James C. Heckman, Jr., or Borrower or James C. Heckman, Jr., as applicable, shall deny it/he has any further liability or obligation under any Mortgage Document, or Borrower or James C. Heckman, Jr. shall fail to perform any of Borrower's or Mr. Heckman's obligations under any Mortgage Document;

(f)   The occurrence of any event that could reasonably be expected to have a material adverse effect on the Borrower or James C. Heckman, Jr. in respect of any of the obligations of this Note or under the guarantee or Mortgage Documents and the security interest provided thereby.

9.   **Remedies**.   Upon the occurrence and during the continuance of an Event of Default, Holder shall have the right to, without notice to or demand on the Borrower, to declare the outstanding principal and all accrued and unpaid interest hereunder immediately due and payable, <u>provided</u>, that, upon the occurrence of an Event of Default specified in <u>Section 8(d)</u>, all amounts owing under this Note shall immediately become due and payable.   In addition to the right of acceleration, upon the occurrence of an Event of Default, Holder shall have any and all of the rights and remedies available at law or in equity.

10.   **Miscellaneous Provisions**.

(a)   This Note may not be amended or modified, and revision hereto shall not be effective, except by an instrument in writing executed by the Borrower and Holder.

(b)   Any notice or communication by the Borrower, on the one hand, or Holder on the other hand, to the other is duly given if in writing and delivered in Person or mailed by first class mail (registered or certified, return receipt requested), or overnight air courier guaranteeing next day delivery, to the others' address set forth in <u>Section 1</u> to this Note.   Holder or the Borrower, by notice to the other party, may designate additional or different addresses for subsequent notices or communications.   All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if mailed; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

(c)   Every provision of this Note is intended to be severable.   In the event any term or provision hereof is declared by a court of competent jurisdiction to be illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the balance of the terms and provisions hereof, which terms and provisions shall remain binding and enforceable.

(d)   The Borrower shall jointly and severally pay to Holder, on demand, all costs of administration, enforcement and collection (including without limitation, any fees, disbursements and other charges of primary and special counsel to Holder) of this Note, whether or not any action or proceeding is brought to enforce the provisions hereof.

(e)   No failure on the part of Holder to exercise, and no delay in exercising, any right, power, privilege or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof by Holder preclude any other or further exercise thereof or the exercise of any other right, power, privilege or remedy of Holder.

(f)   Headings at the beginning of each numbered Section of this Note are intended solely for convenience of reference and are not to be deemed or construed to be a part of this Note.

(g)   This Note may not be sold, transferred or otherwise hypothecated, in whole or in part by the Borrower. Any attempted sale, transfer or hypothecation of this Note in violation of this provision shall be null and void.

(h)   The obligations of the Borrower, including the Obligations, under this Note shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of the Borrower in respect of this Note is rescinded or must be otherwise restored by Holder, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, and the Borrower agrees that it will indemnify Holder on demand for all reasonable costs and expenses (including, without limitation, reasonable fees of counsel) incurred by Holder in connection with any such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any bankruptcy, insolvency or similar law. The provisions of this paragraph (h) shall survive the termination of this Note.

(i)   THIS NOTE SHALL BE GOVERNED AND CONTROLLED AS TO VALIDITY, ENFORCEMENT, INTERPRETATION, CONSTRUCTION, EFFECT AND IN ALL OTHER RESPECTS, INCLUDING, BUT NOT LIMITED TO, THE LEGALITY OF THE INTEREST CHARGED HEREUNDER, BY THE STATUTES, LAWS AND DECISIONS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO SUCH STATE'S CONFLICTS OF LAWS PRINCIPLES.

The Borrower hereby irrevocably consents to the venue and jurisdiction of the federal and state courts located in New York with respect to any proceeding which may be brought in connection with the Note. The Borrower hereby expressly and irrevocably waives the right to a trial by jury in any action or proceeding arising out of this Note. The Borrower waives any and all rights under the laws of the State of New York to object to the jurisdiction of, or the commencement of any such claim, action or proceeding in, the State courts of the State of New York or the federal courts of the State of New York as hereinabove set forth.

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IN WITNESS WHEREOF, the Borrower has executed this Note as of the date first set forth above.

Amplify Media Network, Inc.



By: _____

Name [Printed]: JAMES HECKMAN

Title: CEO

Schedule 1

Principle Amount	Date of Extension of Credit	Aggregate Principle Amount Due	Notes
$150,000	August 11, 2016	$150,000	Loan extension
$3,500	August 11, 2016	$153,500	Expenses of first tranche – note, guarantee, corporate authorization

Schedule 2

Date of Payment	Principal Paid or Prepaid	Aggregate Principal Balance	Notation Made By

WASHINGTON SHORT-FORM INDIVIDUAL ACKNOWLEDGMENT
(RCW 42.44.100)

State of Washington

County of ___KING___ } ss.

I certify that I know or have satisfactory evidence that ___JAMES C HECKMAN___
Name of Signer

is the person who appeared before me, and said person acknowledged that he/she signed this instrument and acknowledged it to be his/her free and voluntary act for the uses and purposes mentioned in the instrument.

Dated: ___AUGUST 11TH 2016___
Month/Day/Year



Notary Public
State of Washington
ROBBY F AL-ABBOUD
My Appointment Expires May 7, 2018

_____
Signature of Notarizing Officer

___NOTARY PUBLIC___
Title (Such as "Notary Public")

Place Notary Seal and/or Stamp Above

My appointment expires: ___May 7 2018___

────────────── OPTIONAL ──────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ___TERM LOAN NOTE___

Document Date: ___AUGUST 11th 2016___   Number of Pages: ___7___

Signer(s) Other Than Named Above: ___N/A___

TERM LOAN NOTE AMENDMENT NO. 1

August 25, 2016

Amplify Media Network, Inc., a Nevada corporation, having its headquarters at 200 First Avenue West, Suite 230, Seattle, WA 98119 (the "**Borrower**"), executed a promissory note dated August 11, 2016, in favor of Integrated Surgical Systems, Inc. (the "**Holder**"), with an office at 2425 Cedar Springs Rd, Dallas, TX 75201 (the "**Payment Office**"), in the Loan Amount, which the Borrower, Holder and Mr. James C. Heckman wish to modify by this Amendment Number 1 (the "**Amendment**").

1.   **Certain Defined Terms**. The Note sets forth certain terms which have specified meanings. Those terms used herein, and not otherwise defined herein, will continue to be used with the same meanings as set forth in the Note.

2.   **Change of Collateral**. This Amendment hereby replaces Section 6 of the Note, entitled "Collateral" with the following replacement provision, which reflects a change in the nature of the collateral to be provide by Mr. Heckman for the Obligations of Borrower under the Note.

"The Obligations of Borrower under this Note shall be secured by a personal guarantee of Mr. James C. Heckman, Jr, the President and the largest shareholder of the Borrower. The extension of the additional Loan Amount of $350,000 is subject to the provision of additional security for the Obligations through mortgages pursuant to mortgage documentation, reasonably acceptable to Holder, on a condominiums owned by Mr. Heckman, located in Whistler, British Columbia, Canada with the parcel identifier of ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ and a residence owned by Mr. Heckman located at ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ Bainbridge Island, Washington - Tax Parcel Number: ▮▮▮▮▮▮▮▮▮▮▮ (the "Mortgage Documents"). The guarantee of and the mortgages for the Obligations of the Borrower under this Note is being provided as an accommodation to Holder to extend the Loan Amount, which the Holder would not otherwise make to the Borrower."

3.   **Miscellaneous Provisions**.

(a)   All the provisions of the Note, other than as amended hereby, are confirmed as in full force and effect, and as of the date hereof there is no default under the Note.

(b)   The Note and this amendment has been duly authorized by the board of directors of the Borrower.

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IN WITNESS WHEREOF, the Borrower has executed this Note as of the date first set forth above.

Amplify Media Network, Inc.

By: _Bill Sornsin_

Name [Printed]: Bill Sornsin

Title: COO / Treasurer

TERM LOAN NOTE AMENDMENT NO. 2

This Term Loan Note Amendment No. 2 (this "**Amendment No.2**") is made as of September 26, 2016, between Amplify Media Network, Inc., a Nevada corporation, having its headquarters at 200 First Avenue West, Suite 230, Seattle, WA 98119 (the "**Borrower**"), and Integrated Surgical Systems, Inc., a Delaware corporation ("**Holder**").

WITNESSETH:

WHEREAS, pursuant to that certain Term Loan Note issued by the Borrower on August 11, 2010, and amended on August 25, 2016 (the "**Note**"), Holder advanced a principal amount of $500,000 to the Borrower; and

WHEREAS, the Borrower and Holder desire to amend the Note as set forth herein and Holder agrees to advance an additional principal amount of $125,000 to the Borrower.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Certain Defined Terms**. The Note sets forth certain terms which have specified meanings. Those terms used herein, and not otherwise defined herein, will continue to be used with the same meanings as set forth in the Note.

2. **Loan Amount.** This Amendment No. 2 hereby replaces the definition of the "**Loan Amount**" in Section 1 of the Note, with the following replacement provision, which reflects a new advancement made by Holder on the date of this Amendment No. 2.

> "The "**Loan Amount**" means (1) the principal sum of Five Hundred Thousand United States Dollars ($500,000), (2) the principal sum of One Hundred Twenty Five Thousand United States Dollars ($125,000) advanced upon the signing of the Term Loan Note Amendment No. 2, dated as of September 26, 2016, and (3) the reasonable expenses of the Holder in creating this facility and obtaining the security interest of the mortgages, which will be added to the principle sum from time to time, as reflected on Schedule 1, and notified to the Borrower by the Holder."

3. **Schedule 1**. This Amendment hereby updates Schedule 1 of the Note, with the Schedule 1 attached hereto as Exhibit A, which reflects the additional loan extensions and certain expenses that have occurred by Holder in connection with the creation of this facility and obtaining the security interest of the mortgages.

4. **Miscellaneous Provisions**.

    (a) All the provisions of the Note, other than as amended hereby, are confirmed as in full force and effect, and as of the date hereof there is no default under the Note.

    (b) The Note and this amendment has been duly authorized by the board of directors of the Borrower.

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2612109.2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Amplify Media Network, Inc.

By: [signature] 9/26/2016

Name (Printed): WILLIAM C. SORNSIN, JR

Title: COO

Integrated Surgical Systems, Inc.

By: [signature]

Name (Printed): GARY SCHUMAN

Title: CFO

EXHIBIT A

Schedule 1

Principal Amount	Date of Extension of Credit	Aggregate Principal Amount Due	Notes
$150,000	August 11, 2016	$150,000	Loan Extension
$3,500	August 11, 2016	$153,500	Expenses of first tranche – note, guarantee, corporate authorization
$1,951	August 31, 2016	$155,451	Mortgage Recording
$7,900	September 14, 2016	$163,351	Expenses related to Bainbridge.
$350,000	September 14, 2016	$513,351	Loan Extension
$125,000	September 26 2016	$638,351	Loan Extension

TERM LOAN NOTE AMENDMENT NO. 3

This Term Loan Note Amendment No. 3 (this "**Amendment No.3**") is made as of October 27, 2016, between theMaven Network, Inc. (f/k/a Amplify Media Network, Inc.), a Nevada corporation, having its headquarters at 200 First Avenue West, Suite 230, Seattle, WA 98119 (the "**Borrower**"), and Integrated Surgical Systems, Inc., a Delaware corporation ("**Holder**").

WITNESSETH:

WHEREAS, pursuant to that certain Term Loan Note issued by the Borrower on August 11, 2010, and amended on August 25, 2016 (the "**Note**") and September 26, 2016, Holder advanced a principal amount of $625,000 to the Borrower; and

WHEREAS, the Borrower and Holder desire to amend the Note as set forth herein and Holder agrees to advance an additional principal amount of $96,000 to the Borrower.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   **Certain Defined Terms**.   The Note sets forth certain terms which have specified meanings. Those terms used herein, and not otherwise defined herein, will continue to be used with the same meanings as set forth in the Note.

2.   **Loan Amount**.   This Amendment No. 3 hereby replaces the definition of the "**Loan Amount**" in Section 1 of the Note, with the following replacement provision, which reflects a new advancement made by Holder on the date of this Amendment No. 3.

"The "**Loan Amount**" means (1) the principal sum of Six Hundred Twenty Five Thousand United States Dollars ($625,000), (2) the principal sum of Ninety Six Thousand United States Dollars ($96,000) advanced upon the signing of the Term Loan Note Amendment No. 3, dated as of October 27, 2016, and (3) the reasonable expenses of the Holder in creating this facility and obtaining the security interest of the mortgages, which will be added to the principle sum from time to time, as reflected on Schedule 1, and notified to the Borrower by the Holder."

3.   **Schedule 1**.   This Amendment hereby updates Schedule 1 of the Note, with the Schedule 1 attached hereto as Exhibit A, which reflects the additional loan extensions.

4.   **Miscellaneous Provisions**.

(a)   All the provisions of the Note, other than as amended hereby, are confirmed as in full force and effect, and as of the date hereof there is no default under the Note.

(b)   The Note and this amendment has been duly authorized by the board of directors of the Borrower.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

theMaven Network, Inc.

By: _____

Name: James C. Heckman

Title: Chief Executive Officer

Date: 10/27/16

Integrated Surgical Systems, Inc.

By: _____

Name: Christopher A. Marlett

Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

theMaven Network, Inc.

By: _____

Name: James C. Heckman

Title: Chief Executive Officer

Integrated Surgical Systems, Inc.

By: _____

Name: Christopher A. Marlett

Title: Chief Executive Officer

EXHIBIT A

Schedule 1

Principal Amount	Date of Extension of Credit	Aggregate Principal Amount Due	Notes
$150,000.00	August 11, 2016	$150,000.00	Loan Extension
$3,500.00	August 11, 2016	$153,500.00	Expenses of first tranche – note, guarantee, corporate authorization
$2,022.85	August 31, 2016	$155,522.85	Mortgage Recording relating to Canadian property
$7,900.00	September 14, 2016	$163,422.85	Expenses related to Mortgage on Bainbridge property.
$350,000.00	September 14, 2016	$513,422.85	Loan Extension
$125,000.00	September 26, 2016	$638,422.85	Loan Extension
$96,000.00	October 27, 2016	$734,422.85	Loan Extension

GUARANTEE

New York, New York   Dated: Aug 11, 2016

In order to induce Integrated Surgical Systems, Inc. (herein called "Maker") to make the loan evidenced by the Promissory Note, executed by Amplify Media Network, Inc., a Nevada corporation (the "Obligor") and dated as of an even date herewith (the "Note") or grant other financial accommodations to or for the account of (or in reliance on the credit of) the Obligor, the undersigned, James E. Heckman, an individual and a United States citizen with a business address at 5084 Roosevelt Way, Seattle , Washington 98105, irrevocably, absolutely and unconditionally guarantees to Maker the punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all obligations of Obligor now or hereafter existing under the Note, whether for principal, interest (including without limitation interest accruing after the filing of any petition in bankruptcy or suspension of payments or the commencement of any insolvency, reorganization, arrangement, adjustment or like proceeding, relating to Obligor, whether or not allowable as a claim), fees, expenses (including reasonable attorneys' fees and expenses), indemnities or otherwise (such obligations being the "Guaranteed Obligations"). Without limiting the generality of the foregoing, the liability of the undersigned shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by Obligor to the Maker under the Note but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving Obligor.

The undersigned guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Note, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the undersigned with respect thereto. The obligations of the undersigned hereunder are independent of the Guaranteed Obligations, and a separate action or actions may be brought and prosecuted against the undersigned to enforce this Agreement, irrespective of whether any action is brought against Obligor or whether Obligor is joined in any such action or actions. The liability of the undersigned under this Agreement shall be absolute and unconditional irrespective of, and the undersigned hereby irrevocably waives any right that it now or hereinafter may have to assert as a defense, any of the following: (i) any lack of validity or enforceability of the Note or any agreement or instrument relating thereto; (ii) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from the Note; (iii) any taking, exchange, release or non-perfection of any collateral, or any taking, release or amendment or waiver of or consent to departure from any other guarantee, for all or any of the Guaranteed Obligations; (iv) any manner of application of collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any collateral for all or any of the Guaranteed Obligations or any other assets of Obligor; (v) any change, restructuring or termination of the limited liability corporate existence of Obligor; or (vi) any other circumstance (including, without limitation, any statute of limitations) that might otherwise constitute a defense available to, or a discharge of, Obligor or the undersigned.



This guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the undersigned upon the insolvency, bankruptcy or reorganization of Obligor or otherwise, all as though such payment had not been made.

The rights of the Maker hereunder shall not be conditioned or contingent upon the pursuit by the Maker of any right or remedy against the Obligor or against any other person which may be or become liable in respect of all or any part of the Guaranteed Obligations or against any collateral security therefor, guarantee therefor or right of offset with respect thereto. The Maker shall not be liable for any failure to demand, collect or realize upon all or any part of any collateral or for any delay in doing so, nor shall the Maker be under any obligation to sell or otherwise dispose of any collateral upon the request of the undersigned or any other person or to take any other action whatsoever with regard to any collateral or any part thereof.

The undersigned waives notice of acceptance of this guarantee and notice of any liability to which it may apply, and waives presentment, demand for payment, protest, notice of dishonor or nonpayment of any Guaranteed Obligations, or suit or taking other action by Maker against, and any other notice to, any party liable thereon (including the undersigned) and waives any defense, offset or counterclaim to any liability hereunder. Maker may at any time and from time to time (whether or not after revocation or termination of this guarantee) without the consent of, or notice to, the undersigned, without incurring responsibility to the undersigned, without impairing or releasing the obligations of the undersigned hereunder, upon or without any terms or conditions and in whole or in part: (1) change the manner, place or terms of payment, and/or change or extend the time of payment of, renew or alter, any Guaranteed Obligation, any security therefor, or any liability incurred directly or indirectly in respect thereof, and the guarantee herein made shall apply to the Guaranteed Obligations as so changed, extended, renewed or altered; (2) sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, the liabilities hereby guaranteed or any liabilities (including any of those hereunder or under any other guarantee of the Guaranteed Obligations) incurred directly or indirectly in respect thereof or hereof, and/or offset there against; (3) exercise or refrain from exercising any rights against the Obligor or others (including the undersigned or under any other guarantee of the Guaranteed Obligations) or otherwise act or refrain from acting; (4) settle or compromise any Guaranteed Obligation, any security therefor or any liability (including any of those hereunder or under any other guarantor of the Guaranteed Obligations) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of the Obligor to creditors of the Obligor other than Maker and the undersigned: and (5) apply any sums by whomsoever paid or howsoever realized to any Guaranteed Obligation to Maker regardless of what liability or liabilities of the Obligor remain unpaid.

No invalidity, irregularity or unenforceability of all or any part of the liabilities hereby guaranteed or of any security therefor or of any other guarantee of the Guaranteed Obligations shall affect, impair or be a defense to this guarantee. The liability of the undersigned hereunder is primary, absolute and unconditional and shall not be subject to any offset, defense or counterclaim of the Obligor. This guarantee is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. This guarantee shall continue until the death of such undersigned or the discharge in full of the Guaranteed Obligations.

Upon the happening of any of the following events: (i) the death of the undersigned or the dissolution or insolvency of the Obligor, or (ii) suspension of business of the Obligor or of any other guarantor of the Guaranteed Obligations, or (iii) the issuance of any warrant of attachment against any of the property of the Obligor or of the undersigned or of any other guarantor of the Guaranteed Obligations, or (iv) the making by the Obligor or by the undersigned or by any other guarantor of the Guaranteed Obligations of any assignment for the benefit of creditors, or (v) a trustee, receiver or custodian being appointed for the Obligor or for the undersigned or for any other guarantor of the Guaranteed Obligations or for any property of any of them, or (vi) any proceeding being commenced by or against the Obligor or the undersigned or any other guarantor of the Guaranteed Obligations under any bankruptcy, reorganization, arrangement of debt, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute, in each of the foregoing cases, as applicable, Maker may, without notice to the Obligor or the undersigned or of any other guarantor of the Guaranteed Obligations, make the Guaranteed Obligations, whether or not then due, immediately due and payable hereunder as to the undersigned or of any other guarantor of the Guaranteed Obligations, and Maker shall be entitled to enforce the obligations of the undersigned hereunder. All sums of money at any time to the credit of the undersigned with Maker and any of the property of the undersigned at any time in the possession of Maker may be held by Maker as security for any and all obligations of the undersigned hereunder, notwithstanding that any of said money or property may have been deposited, pledged or delivered by the undersigned for any other, different or specific purpose. Any and all claims of any nature which the undersigned may now or hereafter have against the Obligor are hereby subordinated to the full payment to Maker of the Guaranteed Obligations and are hereby assigned to Maker as additional collateral security therefor.

In the event Maker takes any action, including retaining attorneys, for the purpose of effecting collection of the Guaranteed Obligations or of any liabilities of the undersigned hereunder, or protecting any of Maker's rights hereunder, the undersigned shall pay all reasonable costs and expenses of every kind for protection of the rights of Maker or for collection of the Guaranteed Obligations or such liabilities, including reasonable attorneys' fees.

If claim is ever made upon Maker for repayment or recovery of any amount or amounts received by Maker in payment or on account of any of the Guaranteed Obligations and Maker repays all or part of said amount to any party by reason of (a) any judgment, decree or order of any Court or administrative body having jurisdiction over Maker or any of its property, or (b) any settlement or compromise of any such claim effected by Maker with any such claimant (including the Obligor), then and in such event the undersigned agrees that any such judgment, decree, order, settlement or compromise shall be binding upon the undersigned, notwithstanding any prior revocation or release hereof or the prior cancellation of any note or other instrument evidencing any of the Guaranteed Obligations, or any prior release of any such liability of the Obligor, and the undersigned shall be and remain liable to Maker hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by Maker. The provisions of this paragraph shall survive, and continue in effect, notwithstanding any revocation or release hereof, unless such revocation or release shall specifically refer to this paragraph.

No delay on the part of Maker in exercising any of its options, powers or rights, or partial or single exercise thereof, shall constitute a waiver thereof. No waiver of any of its rights hereunder, and no modification or amendment of this guarantee, shall be deemed to be made by Maker unless the same shall be in writing, duly signed on behalf of Maker, and each such waiver, if any, shall apply only with respect to the specific instance involved, and shall in no way impair the rights of Maker or the obligations of the undersigned to Maker in any other respect or at any other time. The undersigned shall have no right (whether by contract or by operation of law) of subrogation, restitution, indemnification, reimbursement or any other or similar rights of a surety against the Obligor or any of its assets or property or any security held for any liabilities of the Obligor, and all such rights are hereby expressly waived. This guarantee and the rights and obligations of Maker and of the undersigned hereunder shall be governed and construed in accordance with the laws (other than the conflict of law rules) of the State of New York; and this guarantee is binding upon the undersigned, his, her, their or its executors, administrators, successors or assigns, and shall inure to the benefit of Maker, its successors or assigns. THE UNDERSIGNED AGREES AND DOES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT AGAINST THE UNDERSIGNED ON ANY MATTERS WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS GUARANTEE, AND THE UNDERSIGNED HEREBY CONSENTS TO THE JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK FOR A DETERMINATION OF ANY DISPUTE AS TO ANY SUCH MATTERS AND AUTHORIZES THE SERVICE OF PROCESS ON THE UNDERSIGNED BY REGISTERED MAIL SENT TO THE UNDERSIGNED AT THE ADDRESS OF THE UNDERSIGNED HEREINBELOW SET FORTH.

Any acknowledgement, new promise, payment of principal or interest or other act by the Obligor and others, with respect to the Guaranteed Obligations, shall be deemed to be made as agent of the undersigned for the purposes hereof, and shall, if the statute of limitations in favor of the undersigned against Maker shall have commenced to run, toll the running of such statute of limitations, and if such statute of limitations shall have expired, prevent the operation of such statute.

The undersigned shall be jointly and severally liable with the Obligor and any other guarantor of the Guaranteed Obligations. Notwithstanding that this guarantee may indicate that more than one Person (as defined in the Financing Agreement) is to execute this guarantee, any person signing this guarantee agrees to be bound hereby, whether or not any other Person signs this guarantee or any other guarantee of the Guaranteed Obligations at any time.



James C. Heckman:

X

2588795.1

STATE OF __WASHINGTON__)
)   ss:
COUNTY OF __KING__   )

On the __11th__ day of __August__, 2016, before me, the undersigned, a Notary Public in and for the state of __WASHINGTON__, personally appeared, __JAMES E HECKMAN__, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity and that by his signature on the instrument, the individual or the person upon behalf of which the individual acted, executed the instrument.



```
Notary Public
State of Washington
ROBBY F AL-ABBOUD
My Appointment Expires May 7, 2018
```

2588795.1

AMPLIFY MEDIA NETWORK, INC.

July 18, 2016

Ben Joldersma
Seattle, Washington

Dear Ben:

We are excited and honored to welcome you as a co-founder of Amplify Media Network, Inc., a newly formed Nevada corporation, and pleased to offer you the position of Chief Technology Officer effective as of July 18, 2016. You will be based in Seattle and report to James Heckman. This letter covers all the material issues related to your employment and following this letter, a more complete document will be provided outlining Company and Employee policies and further details of compensation and equity.

Your starting annual salary will be $250,000, to be paid over 26 pay periods or semimonthly.

In connection with the initial formation of the Company and pursuant to a founder stock purchase agreement (referred as the "Founder Agreement") the Company will also issue to you 495,000 shares of common stock of the Company at $0.001 per share, which is 16.5% of the initial fully diluted capitalization table as of the founding of the Company, prior to any capital invested. Of course, once capital is invested, all stock of the Company will be subject to dilution on a "pro-rata" basis. For example, if you owned 1.0% of the Company and the Company sold 50% ownership to investors, your ownership would dilute to 0.50% of the Company. The Company agrees that in the event of any dilution, investment, added preferences or other transaction that materially affects your equity, you will promptly be informed of such transaction and its effect on your ownership.

The initial pro-forma capitalization table is Attachment A.

Pursuant to the Founder Agreement, your stock in the Company will be subject, among other restrictions, to a Company buy-back at the original purchase price, if you leave the Company according to the following schedule:

- If your employment ends prior to your 1-year anniversary, the Company may purchase 100% of all stock.

- If your employment ends during years 2 or 3 of your employment, for each month remaining under three years, the Company may purchase 1/36th of the stock granted to you.

For example, if you left after 24 months, the Company could buy back 1/3rd of your stock (12 months remaining * 1/36 = 1/3).

Since the Company can repurchase your stock, you will have the option to make an IRC 83(b) election. We encourage you to discuss with your tax advisor. The Section 83(b) election has to be made within 30 days.

You will also receive these major benefits as a full-time employee of Amplify Media Network, Inc.:

AMPLIFY MEDIA NETWORK, INC.

FOUNDER STOCK RESTRICTION AGREEMENT

The summary of the Founder Stock issued pursuant to this Agreement is as follows:

Agreement dated:	August 1, 2016
Name of Founder	BEN JOLDERSMA
Purchase Date:	August 1, 2016
Shares:	495,000
Purchase Price per Share:	$.001
Total Purchase Price	$495.00
Vested Shares Percentage :	16.5%
Vesting Share Percentage:	100%
Vesting Start Date:	Purchase Date
Reverse Vesting Schedule:	Section 4(a), which is summarized as
	1/3rd on first anniversary of Purchase Date
	1/36th each month thereafter.
Section 83(b) Election:	X Made
	☐ Not Made

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RESTRICTED STOCK PURCHASE AGREEMENT

BEN JOLDERSMA
Shares 495,000
August 1, 2016

This RESTRICTED STOCK PURCHASE AGREEMENT ("Agreement") is made as of August 1, 2016 by and between AMPLIFY MEDIA NETWORK, INC., a Nevada corporation (the "Company"), and BEN JOLDERSMA ("Founder").

1. **Sale of Stock.** Subject to the terms and conditions of this Agreement, on the Purchase Date the Company will issue and sell to Founder, and Founder agrees to purchase from the Company, 495,000 shares of the Company's Common Stock (the "Shares") at a purchase price of **$0.001** per Share for a total purchase price of $495.00 ("Purchase Price"). The term "Shares" refers to the purchased Shares and all securities received in replacement of or in connection with the Shares pursuant to stock dividends or splits, all securities received in replacement of the Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities or other properties to which Founder is entitled by reason of Founder's ownership of the Shares.

2. **Purchase.** The purchase and sale of the Shares under this Agreement shall occur at the principal office of the Company simultaneously with the execution and delivery of this Agreement by the parties, or on such other date as the Company and Founder shall agree (the "Purchase Date"). On the Purchase Date, the Company will deliver to Founder a certificate representing the Shares to be purchased by Founder (which shall be issued in Founder's name) against payment of the purchase price therefor by Founder.

3. **Rights as a Stockholder**. Subject to the terms of Section 5 of this Agreement, the Founder shall have the rights of a stockholder with respect to the voting of the Shares and dividends. The Founder shall be considered the record owner of and shall be entitled to vote the Shares if and to the extent such Shares are entitled to voting rights. The Founder shall be entitled to receive all dividends and any other distributions declared on the Shares; provided, however, that the Company is under no duty to declare any such dividends or to make any such distribution and provided, further, that any such dividends or other distributions paid on Unvested Shares shall be held in escrow until such time, if ever, as such shares become vested Shares.

4. **Limitations on Transfer.** In addition to any other limitation on transfer created by applicable securities laws, Founder shall not assign, encumber or dispose of any interest in the Shares while the Shares are subject to the Company's Repurchase Option (as defined below). After any Shares have been released from such Repurchase Option, Founder shall not assign, encumber or dispose of any interest in such Shares except in compliance with the provisions of this Agreement and applicable securities laws.

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(a). **Repurchase Option.**

(i). In the event of the termination of the Continuous Service of Founder, voluntary or involuntary, for any reason (including death or Disability), with or without cause, the Company shall upon the date of such termination (the "Termination Date") have an irrevocable, exclusive option (the "Repurchase Option") for a period of six (6) month(s) from such date to repurchase **All** or any portion of the Shares held by Founder as of the Termination Date which have not yet been released from the Company's Repurchase Option at the original purchase price per Share specified in Section 1 (adjusted for any stock splits, stock dividends and the like).

(ii). The Repurchase Option shall be exercised by the Company by written notice at any time within the six (6) month(s) following the Termination Date to Founder or Founder's executor and, at the Company's option, (A) by delivery to Founder or Founder's executor with such notice of a check in the amount of the purchase price for the Shares being purchased, or (B) by cancellation by the Company of indebtedness equal to the purchase price for the Shares being repurchased, or (C) by a combination of (A) and (B) so that the combined payment and cancellation of indebtedness equals such purchase price. Upon delivery of such notice and payment of the purchase price in any of the ways described above, the Company shall become the legal and beneficial owner of the Shares being repurchased and all rights and interest therein or related thereto, and the Company shall have the right to transfer to its own name the number of Shares being repurchased by the Company, without further action by Founder.

(iii). **100%** of the Shares shall initially be subject to the Repurchase Option (the "Vesting Shares").

(A). **1/3rd** of the Vesting Shares shall be released from the Repurchase Option on first (1st) anniversary of the Purchase Date, and

(B). an additional **1/36th** of the Vesting Shares shall be released from the Repurchase Option on the first business day of each month thereafter, until all Vesting Shares are released from the Repurchase Option; provided, however, that such scheduled releases from the Repurchase Option shall immediately cease as of the Termination Date. Fractional shares shall be rounded to the nearest whole share.

(iv). **"Continuous Service"** means the absence of any interruption or termination of service as an employee, consultant, officer, or director to the Company or an affiliate or acquiror of the Company. Continuous Service will not be considered interrupted in the case of (i) sick leave; (ii) military leave; or (iii) any other leave of absence approved by the Company, provided that such leave is for a period of not more than 90 days, unless reemployment or reengagement upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time. A change in status from an employee to a consultant or from a consultant to a director, for example, will not constitute an interruption of Continuous Service. The Board shall determine whether the Recipient is in Continuous Service with the Company. All such determinations by the Board will be final and nonappealable. **"Board"** means the Company's board of directors.

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(b). **Right of First Refusal.** Before any Shares, Vested or Unvested, held by Founder or any transferee of Founder (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Shares on the terms and conditions set forth in this Section 4(b) (the "Right of First Refusal"). Unvested Shares shall not be subject to transfer without the consent of the Company, which consent may withheld for any reason whatsoever.

(i). **Notice of Proposed Transfer.** The Holder of the Shares shall deliver to the Company a written notice (the "Notice") stating: (A) the Holder's bona fide intention to sell or otherwise transfer such Shares; (B) the name of each proposed Founder or other transferee ("Proposed Transferee"); (C) the number of Shares to be transferred to each Proposed Transferee; and (D) the terms and conditions of each proposed sale or transfer, which must be payable in cash or pursuant to a promissory note with or without interest. The Holder shall offer the Shares at the same price (the "Purchase Price") and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

(ii). **Exercise of Right of First Refusal.** At any time within ninety (90) days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all, or any of the, Shares proposed to be transferred to any one or more of the Proposed Transferees, at the Purchase Price.

(iii). **Payment.** Payment of the Purchase Price shall be made, at the election of the Company or its assignee(s), in cash, its equivalent, by check, by cancellation of all or a portion of any outstanding indebtedness or by any combination thereof within one hundred twenty (120) days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(iv). **Holder's Right to Transfer.** If all of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Company and/or its assignee(s) as provided in this Section 4(b), then the Holder may sell or otherwise transfer such unpurchased Shares to that Proposed Transferee at the Purchase Price or at a higher price, provided that such sale or other transfer is consummated within one hundred twenty (120) days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws and the Proposed Transferee agrees in writing that the provisions of this Section 4 shall continue to apply to the Shares in the hands of such Proposed Transferee. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the Right of First Refusal before any Shares held by the Holder may be sold or otherwise transferred.

(v). **Exception for Certain Family Transfers.** Anything to the contrary contained in this Section 4(b) notwithstanding, the transfer of any or all of the Shares during Founder's lifetime or on Founder's death by will or intestacy to Founder's Immediate Family or to a trust for the benefit of Founder's Immediate Family shall be exempt from the provisions of this Section 4(b). "Immediate Family" as used herein shall mean spouse, lineal descendant or antecedent, father, mother, brother or sister. In such case, the transferee or other recipient shall

4

receive and hold the Shares so transferred subject to the provisions of this Section 4, and there shall be no further transfer of such Shares except in accordance with the terms of this Section 4.

(c). **Company's Right to Purchase upon Involuntary Transfer.** In the event of any other transfer, such as by operation of law, other involuntary transfer (including death or divorce, but excluding in the event of death a transfer to Immediate Family as set forth in Section 4(b)(iv) above), or otherwise, of all or a portion of the Shares by the record holder thereof, the Company shall have an option to purchase all of the Shares transferred at the greater of the purchase price paid by Founder pursuant to this Agreement or the Fair Market Value of the Shares on the date of transfer (as determined by the Board). Upon such a transfer, the person acquiring the Shares shall promptly notify the Secretary of the Company of such transfer. The right to purchase such Shares shall be provided to the Company for a period of ninety (90) days following receipt by the Company of written notice by the person acquiring the Shares.

(d). **Assignment.** The right of the Company to purchase any part of the Shares may be assigned in whole or in part to any holder or holders of capital stock of the Company or other persons or organizations.

(e). **Restrictions Binding on Transferees.** All transferees of Shares or any interest therein will receive and hold such Shares or interest subject to the provisions of this Agreement, including, insofar as applicable, the Repurchase Option. In the event of any purchase by the Company hereunder where the Shares or interest are held by a transferee (including any deemed purchase pursuant to Section 4(a)(ii)), the transferee shall be obligated, if requested by the Company, to transfer the Shares or interest to the Founder for consideration equal to the amount to be paid by the Company hereunder. Payment of the purchase price by the Company to such transferee shall be deemed to satisfy Founder's obligation to pay such transferee for such Shares or interest, and also to satisfy the Company's obligation to pay Founder for such Shares or interest. Any sale or transfer of the Shares shall be void unless the provisions of this Agreement are satisfied.

(f). **Termination of Rights.** The right of first refusal granted the Company by Section 4(b) above and the option to repurchase the Shares in the event of an involuntary transfer granted the Company by Section 4(c) above shall terminate upon the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Upon termination of such transfer restrictions, the Company will remove any stop-transfer notices referred to in Section 7(b) below and related to the restriction in Section 4(b) and a new certificate or certificates representing the Shares not repurchased shall be issued, on request, without the legend referred to in Section 7(b) below.

5. **Escrow of Unvested Shares.** For purposes of facilitating the enforcement of the provisions of Section 4 above, Founder agrees, immediately upon receipt of any certificate(s) for the Shares subject to the Repurchase Option, to deliver such certificate(s), together with an Assignment Separate from Certificate in the form attached to this Agreement as Exhibit 5 executed by Founder and by Founder's spouse (if required for transfer), in blank, to the Secretary of the Company, or the Secretary's designee, to hold such certificate(s) and Assignment Separate from Certificate in escrow and to take all such actions and to effectuate all such transfers and/or

5

releases as are in accordance with the terms of this Agreement. Founder hereby acknowledges that the Secretary of the Company, or the Secretary's designee, is so appointed as the escrow holder with the foregoing authorities as a material inducement to make this Agreement and that said appointment is coupled with an interest and is accordingly irrevocable. Founder agrees that said escrow holder shall not be liable to any party hereof (or to any other party). The escrow holder may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time. Founder agrees that if the Secretary of the Company, or the Secretary's designee, resigns as escrow holder for any or no reason, the Board shall have the power to appoint a successor to serve as escrow holder pursuant to the terms of this Agreement.

6. **Investment and Taxation Representations.** In connection with the purchase of the Shares, Founder represents to the Company the following:

6.1 Founder, as a founder of the Company, is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Founder is purchasing the Shares for investment for Founder's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act or under any applicable provision of state law. Founder does not have any present intention to transfer the Shares to any other person or entity.

6.2 Founder understands that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Founder's investment intent as expressed herein.

6.3 Founder acknowledges and understands that the securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Founder further acknowledges and understands that the Company is under no obligation to register the securities.

6.4 Founder intends that this Agreement be governed by Section 351 of the Code and that pursuant to this Agreement, Founder is contributing property in connection with the initial formation of the Company by all of the founders of the Company.

6.5 Founder understands that Founder may suffer adverse tax consequences as a result of Founder's purchase or disposition of the Shares. Founder represents that Founder has consulted any tax consultants Founder deems advisable in connection with the purchase or disposition of the Shares and that Founder is not relying on the Company for any tax advice.

7. **Restrictive Legends and Stop-Transfer Orders.**

(a). **Legends.** The certificate or certificates representing the Shares shall bear the following legends (as well as any legends required by applicable state and federal corporate and securities laws):

(i). "The securities represented hereby have not been registered under the Securities Act of 1933, and have been acquired for investment and not with a view to, or in connection with, the sale or distribution thereof. No such sale or distribution may be effected

6

without an effective registration statement related thereto or an opinion of counsel in a form satisfactory to the company that such registration is not required under the Securities Act of 1933."

(ii). "The shares represented by this certificate may be transferred only in accordance with the terms of an agreement between the company and the stockholder, a copy of which is on file and may be obtained from the secretary of the company."

(b). **Stop-Transfer Notices.** Founder agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c). **Refusal to Transfer.** The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any Founder or other transferee to whom such Shares shall have been so transferred.

8. Section 83(b) Election.

8.1 Founder understands that Section 83(a) of the Internal Revenue Code of 1986, as amended (the "Code"), taxes as ordinary income the difference between the amount paid for the Shares and the Fair Market Value of the Shares as of the date any restrictions on the Shares lapse. In this context, "restriction" means the right of the Company to buy back the Shares pursuant to the Repurchase Option set forth in Section 4(a) above. Founder understands that Founder may elect to be taxed at the time the Shares are purchased, rather than when and as the Repurchase Option expires, by filing an election under Section 83(b) (an "83(b) Election") of the Code with the Internal Revenue Service within thirty (30) days from the date of purchase. Even if the Fair Market Value of the Shares at the time of the execution of this Agreement equals the amount paid for the Shares, the election must be made to avoid income under Section 83(a) in the future. Founder understands that failure to file such an election in a timely manner may result in adverse tax consequences for Founder. Founder further understands that an additional copy of such election form should be filed with Founder's federal income tax return for the calendar year in which the date of this Agreement falls. Founder acknowledges that the foregoing is only a summary of the effect of United States federal income taxation with respect to purchase of the Shares hereunder, does not purport to be complete, and is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Founder further acknowledges that the Company has directed Founder to seek independent advice regarding the applicable provisions of the Code, the income tax laws of any municipality, state or foreign country in which Founder may reside, and the tax consequences of Founder's death.

8.2 Founder agrees that if Founder decides to make an 83(b) Election, a copy of the 83(b) Election, attached hereto as Exhibit 8.2.

9. **Lock-Up Agreement.** In connection with the initial public offering of the Company's securities and upon request of the Company or the underwriters managing such offering of the

7

Company's securities, Founder hereby agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's initial public offering. In addition, upon request of the Company or the underwriters managing a public offering of the Company's securities (other than the initial public offering, Founder hereby agrees to be bound by similar restrictions, and to sign a similar agreement, in connection with no more than one additional registration statement filed within 12 months after the closing date of the initial public offering, provided that the duration of the lock-up period with respect to such additional registration shall not exceed 90 days from the effective date of such additional registration statement.

10. **Miscellaneous.**

10.1 **Adjustments.** This Agreement the existence of the Founder's rights under this Agreement does not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger, consolidation, or share exchange of the Company, or any issuance of bonds, debentures or preferred or prior preference stock ahead of or affecting Common Stock or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

10.2 **Counterparts; Electronic Signatures.** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and such counterparts together will constitute one instrument. This Agreement may be executed by transmission of signature pages, and the Parties will endeavor to promptly deliver executed copies thereafter. The Parties expressly consent and agree that this Agreement including all associated documentation may be electronically signed, and that such signatures shall be governed by the laws, policies and regulations of individual countries, regions and industries. In the event of a dispute where the law is unclear as to the treatment of electronic signatures, the Parties agree the United States Electronic Signatures in Global and National Commerce Act ("ESIGN") shall control.

10.3 **Dispute Resolution.** Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined by arbitration in Seattle, Washington before one arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules. Judgment on the Award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

10.4 **Entire Agreement; Enforcement of Rights.** This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all

8

prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

10.5 **Failure to Deliver Shares.** If the Founder (or his or her legal representative) who has become obligated to sell Shares hereunder shall fail to deliver such Shares to the Company in accordance with the terms of this Agreement, the Company may, at its option, in addition to all other remedies it may have, mail to the Founder the purchase price for such Shares as is herein specified. Thereupon, the Company: (i) shall cancel on its books the certificate or certificates representing such Shares to be sold; and (ii) shall issue, in lieu thereof, a new certificate or certificates in the name of the Company representing such Shares (or cancel such Shares), and thereupon all of such Founder's rights in and to such Shares shall terminate.

10.6 **Further Assurances.** Each party shall use reasonable efforts to take, or cause to be taken, all actions necessary or desirable as requested to consummate and make effective the transactions contemplated by this Agreement. If any further action is necessary or desirable as requested to carry out the purposes of this Agreement, each party shall use reasonable efforts to take, or cause to be taken, such action.

10.7 **Governing Law.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

10.8 **NO EMPLOYMENT RIGHTS.** Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent or Subsidiary of the Company, to terminate Founder's employment or consulting relationship, for any reason, with or without cause.

10.9 **Professional Advice.** The acceptance of this Agreement and the issuance of the Shares may have consequences under federal and state tax and securities laws, which may vary depending on the individual circumstances of the Founder. Founder acknowledges that Founder has been advised to consult the legal and tax advisors of Founder in connection with this Agreement and the acquisition, holding and disposition of the Shares. Founder acknowledges that neither the Company nor any of its officers, directors, attorneys, or agents have made any representations as to the federal or state tax effects of the acceptance of the Shares or any rights under this Agreement.

10.10 **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

10.11 **Successors and Assigns.** The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Founder under this Agreement may only be assigned with the prior written consent of the Company.

[Signature Page to follow]

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[Signature Page to follow]

The parties have executed this Agreement as of the date first set forth above.

Company

AMPLIFY MEDIA NETWORK, INC.

William C. Sornsin, Jr.

By: _____**William C. Sornsin, Jr.**_____

Title: _____**COO**_____

Dated: August 1, 2016

                                    FOUNDER

                                    Ben Joldersma

                                    BEN JOLDERSMA

                                    Dated: August 1, 2016

Exhibits Attached

Spousal Consent
Exhibit 5 - Assignment Separate from Certificate
Exhibit 8.2 – Section 83(b) Election

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Spousal Consent of BEN JOLDERSMA

Nicole Bradford

I, [SPOUSE NAME], spouse of BEN JOLDERSMA ("Founder"), have read and hereby approve the foregoing Agreement. In consideration of the Company's granting my spouse the right to purchase the Shares as set forth in the Agreement, I hereby agree to be irrevocably bound by the Agreement and further agree that any community property or similar interest that I may have in the Shares shall be similarly bound by the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to any amendment or exercise of any rights under the Agreement.

By: _____

Print Name: *Nicole Bradford*

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AMPLIFY MEDIA NETWORK, INC.

FOUNDER STOCK RESTRICTION AGREEMENT

The summary of the Founder Stock issued pursuant to this Agreement is as follows:

Agreement dated:	August 1, 2016
Name of Founder	JAMES C. HECKMAN
Purchase Date:	August 1, 2016
Shares:	990,000
Purchase Price per Share	$.001
Total Purchase Price	$990.00
Vested Shares Percentage :	100%
Vesting Share Percentage:	NA
Vesting Start Date:	NA
Vesting Schedule:	NA
Section 83(b) Election	NA

RESTRICTED STOCK PURCHASE AGREEMENT

JAMES C. HECKMAN
Shares: 990,000
August 1, 2016

This RESTRICTED STOCK PURCHASE AGREEMENT ("Agreement") is made as of August 1, 2016 by and between AMPLIFY MEDIA NETWORK, INC., a Nevada corporation (the "Company"), and JAMES C. HECKMAN ("Founder").

1. **Sale of Stock.** Subject to the terms and conditions of this Agreement, on the Purchase Date the Company will issue and sell to Founder, and Founder agrees to purchase from the Company, 990,000 shares of the Company's Common Stock (the "Shares") at a purchase price of **$0.001** per Share for a total purchase price of $990.00 ("Purchase Price"). The term "Shares" refers to the purchased Shares and all securities received in replacement of or in connection with the Shares pursuant to stock dividends or splits, all securities received in replacement of the Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities or other properties to which Founder is entitled by reason of Founder's ownership of the Shares.

2. **Purchase.** The purchase and sale of the Shares under this Agreement shall occur at the principal office of the Company simultaneously with the execution and delivery of this Agreement by the parties, or on such other date as the Company and Founder shall agree (the "Purchase Date"). On the Purchase Date, the Company will deliver to Founder a certificate representing the Shares to be purchased by Founder (which shall be issued in Founder's name) against payment of the purchase price therefor by Founder.

3. **Rights as a Stockholder**. Subject to the terms of Section 5 of this Agreement, the Founder shall have the rights of a stockholder with respect to the voting of the Shares and dividends. The Founder shall be considered the record owner of and shall be entitled to vote the Shares if and to the extent such Shares are entitled to voting rights. The Founder shall be entitled to receive all dividends and any other distributions declared on the Shares; provided, however, that the Company is under no duty to declare any such dividends or to make any such distribution and provided, further, that any such dividends or other distributions paid on Unvested Shares shall be held in escrow until such time, if ever, as such shares become vested Shares.

4. **Limitations on Transfer.** In addition to any other limitation on transfer created by applicable securities laws, Founder shall not assign, encumber or dispose of any interest in the Shares while the Shares are subject to the Company's Repurchase Option (as defined below). After any Shares have been released from such Repurchase Option, Founder shall not assign, encumber or dispose of any interest in such Shares except in compliance with the provisions of this Agreement and applicable securities laws.

(a). **Repurchase Option. [Omitted]**

(b). **Right of First Refusal.** Before any Shares, Vested or Unvested, held by Founder or any transferee of Founder (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Shares on the terms and conditions set forth in this Section 4(b) (the "Right of First Refusal"). Unvested Shares shall not be subject to transfer without the consent of the Company, which consent may withheld for any reason whatsoever.

(i). **Notice of Proposed Transfer.** The Holder of the Shares shall deliver to the Company a written notice (the "Notice") stating: (A) the Holder's bona fide intention to sell or otherwise transfer such Shares; (B) the name of each proposed Founder or other transferee ("Proposed Transferee"); (C) the number of Shares to be transferred to each Proposed Transferee; and (D) the terms and conditions of each proposed sale or transfer, which must be payable in cash or pursuant to a promissory note with or without interest. The Holder shall offer the Shares at the same price (the "Purchase Price") and upon the same terms (or terms as similar as reasonably possible) to the Company or its assignee(s).

(ii). **Exercise of Right of First Refusal.** At any time within ninety (90) days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase all, or any of the, Shares proposed to be transferred to any one or more of the Proposed Transferees, at the Purchase Price.

(iii). **Payment.** Payment of the Purchase Price shall be made, at the election of the Company or its assignee(s), in cash, its equivalent, by check, by cancellation of all or a portion of any outstanding indebtedness or by any combination thereof within one hundred twenty (120) days after receipt of the Notice or in the manner and at the times set forth in the Notice.

(iv). **Holder's Right to Transfer.** If all of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Company and/or its assignee(s) as provided in this Section 4(b), then the Holder may sell or otherwise transfer such unpurchased Shares to that Proposed Transferee at the Purchase Price or at a higher price, provided that such sale or other transfer is consummated within one hundred twenty (120) days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with any applicable securities laws and the Proposed Transferee agrees in writing that the provisions of this Section 4 shall continue to apply to the Shares in the hands of such Proposed Transferee. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the Right of First Refusal before any Shares held by the Holder may be sold or otherwise transferred.

(v). **Exception for Certain Family Transfers.** Anything to the contrary contained in this Section 4(b) notwithstanding, the transfer of any or all of the Shares during Founder's lifetime or on Founder's death by will or intestacy to Founder's Immediate Family or to a trust for the benefit of Founder's Immediate Family shall be exempt from the provisions of

3

this Section 4(b). "Immediate Family" as used herein shall mean spouse, lineal descendant or antecedent, father, mother, brother or sister. In such case, the transferee or other recipient shall receive and hold the Shares so transferred subject to the provisions of this Section 4, and there shall be no further transfer of such Shares except in accordance with the terms of this Section 4.

(c). **Company's Right to Purchase upon Involuntary Transfer.** In the event of any other transfer, such as by operation of law, other involuntary transfer (including death or divorce, but excluding in the event of death a transfer to Immediate Family as set forth in Section 4(b)(iv) above), or otherwise, of all or a portion of the Shares by the record holder thereof, the Company shall have an option to purchase all of the Shares transferred at the greater of the purchase price paid by Founder pursuant to this Agreement or the Fair Market Value of the Shares on the date of transfer (as determined by the Board). Upon such a transfer, the person acquiring the Shares shall promptly notify the Secretary of the Company of such transfer. The right to purchase such Shares shall be provided to the Company for a period of ninety (90) days following receipt by the Company of written notice by the person acquiring the Shares.

(d). **Assignment.** The right of the Company to purchase any part of the Shares may be assigned in whole or in part to any holder or holders of capital stock of the Company or other persons or organizations.

(e). **Restrictions Binding on Transferees.** All transferees of Shares or any interest therein will receive and hold such Shares or interest subject to the provisions of this Agreement, including, insofar as applicable, the Repurchase Option. In the event of any purchase by the Company hereunder where the Shares or interest are held by a transferee (including any deemed purchase pursuant to Section 4**Error! Reference source not found.**), the transferee shall be obligated, if requested by the Company, to transfer the Shares or interest to the Founder for consideration equal to the amount to be paid by the Company hereunder. Payment of the purchase price by the Company to such transferee shall be deemed to satisfy Founder's obligation to pay such transferee for such Shares or interest, and also to satisfy the Company's obligation to pay Founder for such Shares or interest. Any sale or transfer of the Shares shall be void unless the provisions of this Agreement are satisfied.

(f). **Termination of Rights.** The right of first refusal granted the Company by Section 4(b) above and the option to repurchase the Shares in the event of an involuntary transfer granted the Company by Section 4(c) above shall terminate upon the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Upon termination of such transfer restrictions, the Company will remove any stop-transfer notices referred to in Section 7(b) below and related to the restriction in Section 4(b) and a new certificate or certificates representing the Shares not repurchased shall be issued, on request, without the legend referred to in Section 7(b) below.

5. **Escrow of Unvested Shares.** For purposes of facilitating the enforcement of the provisions of Section 4 above, Founder agrees, immediately upon receipt of any certificate(s) for the Shares subject to the Repurchase Option, to deliver such certificate(s), together with an Assignment Separate from Certificate in the form attached to this Agreement as Exhibit 5 executed by Founder and by Founder's spouse (if required for transfer), in blank, to the Secretary

4

of the Company, or the Secretary's designee, to hold such certificate(s) and Assignment Separate from Certificate in escrow and to take all such actions and to effectuate all such transfers and/or releases as are in accordance with the terms of this Agreement. Founder hereby acknowledges that the Secretary of the Company, or the Secretary's designee, is so appointed as the escrow holder with the foregoing authorities as a material inducement to make this Agreement and that said appointment is coupled with an interest and is accordingly irrevocable. Founder agrees that said escrow holder shall not be liable to any party hereof (or to any other party). The escrow holder may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time. Founder agrees that if the Secretary of the Company, or the Secretary's designee, resigns as escrow holder for any or no reason, the Board shall have the power to appoint a successor to serve as escrow holder pursuant to the terms of this Agreement.

6. **Investment and Taxation Representations.** In connection with the purchase of the Shares, Founder represents to the Company the following:

6.1 Founder, as a founder of the Company, is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Founder is purchasing the Shares for investment for Founder's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act or under any applicable provision of state law. Founder does not have any present intention to transfer the Shares to any other person or entity.

6.2 Founder understands that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Founder's investment intent as expressed herein.

6.3 Founder acknowledges and understands that the securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Founder further acknowledges and understands that the Company is under no obligation to register the securities.

6.4 Founder intends that this Agreement be governed by Section 351 of the Code and that pursuant to this Agreement, Founder is contributing property in connection with the initial formation of the Company by all of the founders of the Company.

6.5 Founder understands that Founder may suffer adverse tax consequences as a result of Founder's purchase or disposition of the Shares. Founder represents that Founder has consulted any tax consultants Founder deems advisable in connection with the purchase or disposition of the Shares and that Founder is not relying on the Company for any tax advice.

7. **Restrictive Legends and Stop-Transfer Orders**.

(a). **Legends.** The certificate or certificates representing the Shares shall bear the following legends (as well as any legends required by applicable state and federal corporate and securities laws):

(i). "The securities represented hereby have not been registered under the Securities Act of 1933, and have been acquired for investment and not with a view to, or in connection with, the sale or distribution thereof. No such sale or distribution may be effected without an effective registration statement related thereto or an opinion of counsel in a form satisfactory to the company that such registration is not required under the Securities Act of 1933."

(ii). "The shares represented by this certificate may be transferred only in accordance with the terms of an agreement between the company and the stockholder, a copy of which is on file and may be obtained from the secretary of the company."

(b). **Stop-Transfer Notices.** Founder agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c). **Refusal to Transfer.** The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any Founder or other transferee to whom such Shares shall have been so transferred.

8. Section 83(b) Election. [Omitted]

9. **Lock-Up Agreement.** In connection with the initial public offering of the Company's securities and upon request of the Company or the underwriters managing such offering of the Company's securities, Founder hereby agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's initial public offering. In addition, upon request of the Company or the underwriters managing a public offering of the Company's securities (other than the initial public offering, Founder hereby agrees to be bound by similar restrictions, and to sign a similar agreement, in connection with no more than one additional registration statement filed within 12 months after the closing date of the initial public offering, provided that the duration of the lock-up period with respect to such additional registration shall not exceed 90 days from the effective date of such additional registration statement.

10. **Miscellaneous.**

10.1 **Adjustments**. This Agreement the existence of the Founder's rights under this Agreement does not affect in any way the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger, consolidation, or share exchange of the Company, or any issuance of bonds, debentures or preferred or prior preference stock

6

ahead of or affecting Common Stock or the rights thereof, or dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

10.2 **Counterparts; Electronic Signatures.** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and such counterparts together will constitute one instrument. This Agreement may be executed by transmission of signature pages, and the Parties will endeavor to promptly deliver executed copies thereafter. The Parties expressly consent and agree that this Agreement including all associated documentation may be electronically signed, and that such signatures shall be governed by the laws, policies and regulations of individual countries, regions and industries. In the event of a dispute where the law is unclear as to the treatment of electronic signatures, the Parties agree the United States Electronic Signatures in Global and National Commerce Act ("ESIGN") shall control.

10.3 **Dispute Resolution**. Any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this agreement to arbitrate, shall be determined by arbitration in Seattle, Washington before one arbitrator. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules. Judgment on the Award may be entered in any court having jurisdiction. This clause shall not preclude parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

10.4 **Entire Agreement; Enforcement of Rights.** This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

10.5 **Failure to Deliver Shares**. If the Founder (or his or her legal representative) who has become obligated to sell Shares hereunder shall fail to deliver such Shares to the Company in accordance with the terms of this Agreement, the Company may, at its option, in addition to all other remedies it may have, mail to the Founder the purchase price for such Shares as is herein specified. Thereupon, the Company: (i) shall cancel on its books the certificate or certificates representing such Shares to be sold; and (ii) shall issue, in lieu thereof, a new certificate or certificates in the name of the Company representing such Shares (or cancel such Shares), and thereupon all of such Founder's rights in and to such Shares shall terminate.

10.6 **Further Assurances**. Each party shall use reasonable efforts to take, or cause to be taken, all actions necessary or desirable as requested to consummate and make effective the transactions contemplated by this Agreement. If any further action is necessary or desirable as requested to carry out the purposes of this Agreement, each party shall use reasonable efforts to take, or cause to be taken, such action.

108858 100 gh285403vs

10.7 **Governing Law.** This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

10.8 **NO EMPLOYMENT RIGHTS.** Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent or Subsidiary of the Company, to terminate Founder's employment or consulting relationship, for any reason, with or without cause.

10.9 **Professional Advice**. The acceptance of this Agreement and the issuance of the Shares may have consequences under federal and state tax and securities laws, which may vary depending on the individual circumstances of the Founder. Founder acknowledges that Founder has been advised to consult the legal and tax advisors of Founder in connection with this Agreement and the acquisition, holding and disposition of the Shares. Founder acknowledges that neither the Company nor any of its officers, directors, attorneys, or agents have made any representations as to the federal or state tax effects of the acceptance of the Shares or any rights under this Agreement.

10.10 **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

10.11 **Successors and Assigns.** The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Founder under this Agreement may only be assigned with the prior written consent of the Company.

[Signature Page to follow]

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[Signature Page to follow]

The parties have executed this Agreement as of the date first set forth above.

Company

AMPLIFY MEDIA NETWORK, INC.

William C. Sornsin, Jr.

By: William C. Sornsin, Jr.

Title: COO

Dated: August 1, 2016

FOUNDER



JAMES C. HECKMAN

Dated: August 1, 2016

Exhibits Attached

Spousal Consent
Exhibit 5 – omitted
Exhibit 8.2 - omitted

108858 100 gh285403vs

Spousal Consent of JAMES C. HECKMAN

I, [SPOUSE NAME], spouse of JAMES C. HECKMAN ("Founder"), have read and hereby approve the foregoing Agreement. In consideration of the Company's granting my spouse the right to purchase the Shares as set forth in the Agreement, I hereby agree to be irrevocably bound by the Agreement and further agree that any community property or similar interest that I may have in the Shares shall be similarly bound by the Agreement. I hereby appoint my spouse as my attorney-in-fact with respect to any amendment or exercise of any rights under the Agreement.



By: _____

Print Name: ___Emilia Heckman___

108858 100 gh285403vs

ESCROW AGREEMENT

This Escrow Agreement, dated as of November ___, 2016 (this "Escrow Agreement"), is entered into by and among James C. Heckman, as the Stockholders' Representative, Integrated Surgical Systems, Inc., a Delaware corporation, (the "ISS"), and Golenbock Eiseman Assor Bell & Peskoe LLP, as escrow agent ("Escrow Agent", together with the Stockholders' Representative and ISS, the "Parties").

RECITALS

A.   WHEREAS, TheMaven Network, Inc., a Nevada Corporation ("Maven"), and ISS are parties to that certain Share Exchange Agreement, dated as of October 14, 2016 (the "Exchange Agreement"), pursuant to which there will be an exchange of all the outstanding equity of Maven for 12,517,151 shares of common stock, par value $0.001 per share, of ISS (the "ISS Common Stock"), with Maven surviving as a wholly owned subsidiary of ISS (the "Maven Transaction"). A copy of the Exchange Agreement is attached as Exhibit A hereto. Terms not defined herein will have the meanings ascribed to such terms in the Exchange Agreement.

B.   WHEREAS, in connection with the transactions contemplated by the Exchange Agreement, ISS, Maven, and the stockholders of Maven ("Maven Stockholders") have agreed to perform certain obligations and have made certain representations, warranties, covenants and agreements for the benefit of each other, as set forth in the Exchange Agreement.

C.   WHEREAS, pursuant to Section 7.3 of the Exchange Agreement, ISS and the Maven Stockholders agreed that a total of 35% of the ISS Common Stock issued to the Maven Stockholders be delivered to the Escrow Agent, which such 35% of the ISS Common Stock shall be (i) subject to claims against Maven and the Maven Stockholders under the Exchange Agreement (referred to in such case as the "Shareholders Escrow Shares") and (ii) shall also be subject to repurchase if Maven does not meet the Milestone Achievement, as defined below (referred to in such case as the "Milestone Escrow Shares"), shall be delivered to the Escrow Agent (together Shareholders Escrow Share and the Milestone Escrow Shares referred to as the "Remedy Fund").

D.   WHEREAS, under the Exchange Agreement, the Maven Stockholders have appointed Mr. James C. Heckman as the representative of Maven Stockholders with respect to matters related to the Remedy Fund pursuant to the Exchange Agreement and this Agreement.

In consideration of the promises and agreements of the Parties and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, ISS, the Stockholders' Representative and the Escrow Agent agree as follows:

1.   Appointment.   ISS and the Stockholders' Representative hereby appoint the Escrow Agent as the escrow agent to act in accordance with and subject to the terms of this Escrow Agreement, and the Escrow Agent hereby accepts such appointment and agrees to act in accordance with and subject to the terms of this Escrow Agreement. The Stockholders' Representative, on behalf of the Maven Stockholders, further designates and appoints the Escrow

Agent as an agent with irrevocable power of attorney to execute such stock powers as may be required to effect any transfer of the shares held in escrow.

2.   Deposit of Escrow Deposit. At the consummation of the Maven Transaction, the transfer agent of ISS (the "Transfer Agent") shall deliver to the Escrow Agent, but registered in the name of the applicable Maven Shareholders as the owner thereof, share certificates representing 35% of the ISS Common Stock issued to the Maven Stockholders at the Closing. The ISS Common Stock shall be referred to as Shareholders Escrow Shares, in the case of claims under Section 3.1 and shall be referred to as Milestone Escrow Shares, in the case of clams under Section 3.2. The ISS Common Stock shall be held and distributed subject to the terms and conditions of the Exchange Agreements and this Escrow Agreement.

2.1   Voting. Each Maven Stockholder shall be entitled during the Escrow Period (as defined below) to vote his or her respective shares of the Escrowed Consideration (as defined below), as set forth on Exhibit B hereof, on any matters to come before the shareholders of ISS. Each Maven Stockholder shall have the right to direct the Escrow Agent in writing to exercise any voting or consent rights pertaining to his or her respective Escrowed Consideration and the Escrow Agent shall comply with any such written instructions. In absence of such instructions, the Escrow Agent shall, in its sole discretion, not vote and withhold consent in accordance to the recommendation of the board of directors on shareholder matters. The Stockholders' Representative hereby acknowledges that the Escrow Agent is not acting, and will not act, as a fiduciary or financial or investment adviser to the Stockholders' Representative, the Maven Stockholders.

2.2   Dividends and Distribution. All distributions, whether payable in cash, in shares of ISS Common Stock or otherwise that are declared by ISS and paid to the shareholders of ISS at any time during the term hereof ("Distributions"), shall not be distributed to the beneficial owners of the Remedy Fund, but rather shall be distributed by ISS to, and held by, the Escrow Agent (all such Distributions, together with the Remedy Fund, "Escrowed Consideration"). The Escrow Agent has no duty to solicit any dividends or other Distributions hereunder. Any other securities or other property received by the Escrow Agent in respect of the Escrowed Consideration, including, without limitation, pursuant to or as a part of a merger, consolidation, acquisition of property or stock, reorganization or liquidation involving ISS, or otherwise (a "Corporate Reorganization"), shall be held by the Escrow Agent and constitute Escrowed Consideration subject the provisions of this Escrow Agreement. In the event of a Corporate Reorganization, the Escrow Agent is hereby authorized to deliver Escrowed Consideration in exchange for securities or other properties to be issued in such Corporation Reorganization.

2.3   Fractional Shares. No fractional shares of the ISS Common Stock or other securities shall be retained in or released by the Escrow Agent pursuant to this Escrow Agreement. In connection with any release of Escrowed Consideration, ISS shall be permitted to round up or down to the nearest whole number in order to avoid retaining any fractional shares being held by the Escrow Agent.

2628531.5

2.4   Transferability. During the Escrow Period, no Escrowed Consideration or any beneficial interest therein may be pledged, sold, assigned, or transferred (other than to the Maven pursuant to the Founder Restricted Stock Purchase Agreement), including by operation of law, by the Maven Stockholders or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of any such Maven Stockholder, prior to delivery to such Maven Stockholder of his or her portion of the Escrowed Consideration held by the Escrow Agent as provided herein, except by virtue of the laws of descent and distribution upon death of any Maven Stockholder; provided, however, that such permissive transfers may be implemented only upon the respective transferee's written agreement to be bound by the terms and conditions of this Escrow Agreement.

3. Claims against Escrowed Consideration.

3.1   Shareholders Escrow Shares. Prior to the end of the Indemnity Escrow Period (as define below), if ISS has or claims to have incurred or suffered Damages (as such term is defined in the Exchange Agreement) for which it is or may be entitled to indemnification, compensation or reimbursement under Section 7 of the Exchange Agreement from the Shareholders' Escrow Shares, ISS may deliver a claim notice (a "Indemnification Claim Notice") to the Stockholders' Representative, with a copy to the Escrow Agent, pursuant to Section 7.6 of the Exchange Agreement. Each Indemnification Claim Notice shall specify the nature of the claim and, if possible, the amount or the estimated dollar amount thereof (the "Indemnification Claim Amount"), and the Market Price of the ISS Common Stock on the date such claim is made. For the purposes of this Agreement, the "Market Price" shall have the meaning set forth in the Exchange Agreement. Within fifteen (15) days after confirmed delivery of a Claim Notice, the Stockholders' Representative may deliver a written response (the "Response Notice") to ISS, with a copy to the Escrow Agent, in which the Stockholders' Representative: (i) agrees that ISS is entitled to receive the full Claimed Amount; (ii) agrees that ISS is entitled to receive part, but not all, of the Claimed Amount (the "Agreed Amount"); or (iii) does not agree that Indemnified Party is entitled to receive any part of the Claimed Amount. Any part of the Claimed Amount that the Indemnifying Party contests shall be the "Contested Amount." If a Response Notice is not delivered by Stockholders' Representative to ISS, with a copy to the Escrow Agent, within such 15-day period, the Stockholders' Representative shall be deemed to have agreed that ISS is entitled to the Claimed Amount.

3.2   Milestone Escrow Shares. Within 90 days after December 31, 2017, if the Independent Committee (as defined in the Exchange Agreement) has determined that the Surviving Corporation (as defined in the Exchange Agreement) has failed to achieve the designated milestone, as set forth on Exhibit C hereto, then ISS may deliver a claim notice (a "Milestone Claim Notice") to the Stockholders' Representative, with a copy to the Escrow Agent. The Milestone Claim Notice shall provide the Milestone Escrow Shares that ISS is entitled to repurchase (the "Milestone Repurchased Shares") for the failure of the Surviving Corporation to achieve the designated milestones (the "Milestone Achievement").   Within fifteen (15) days after confirmed delivery of a Milestone Claim Notice, the Stockholders' Representative may deliver a written response (the "Milestone Response Notice") to ISS, with a copy to the Escrow Agent, in which the Stockholders' Representative: (i) agrees that ISS is entitled to repurchase the Milestone Repurchased Shares; or (ii) does not agree that ISS is entitled to repurchase all or any of the Milestone Repurchased Shares. If a Response Notice is

3

not delivered by Stockholders' Representative to ISS, with a copy to the Escrow Agent, within such 15-day period, the Stockholders' Representative shall be deemed to have agreed that ISS is entitled repurchase the Milestone Repurchased Shares. The repurchase price of each Milestone Repurchased Share shall be the then par value.

3.3　The parties shall attempt to resolve any disputed claim through good faith negotiations and will document the resolution of each claim in a written document signed by each party and delivered to the Escrow Agent.

3.4　Upon final adjudication or resolution of a claim under Section 3.1 for which the Escrowed Consideration is the source of compensation, the Escrow Agent shall deliver to ISS, such full number of shares of ISS Common Stock as equals or fractionally exceeds the adjudicated or resolved amount of such claim divided by the Market Price as set forth in the Claim Notice.

3.5　Upon final adjudication or resolution of a claim under Section 3.2 for the failure to achieve a milestone, the Escrow Agent shall deliver to ISS, such full number of Milestone Escrow Shares held in the Remedy Fund as set forth herein.

4.　Distribution of the Escrowed Consideration.

4.1　Term.　Subject to the terms of this Escrow Agreement, (a) the Shareholders Escrow Share shall remain held in escrow by the Escrow Agent for a period of twelve (12) months following the date hereof (the "Indemnification Escrow Period") and (b) the Milestone Escrow Shares shall remain held in escrow by the Escrow Agent until the earlier of (i) the completion of the Milestone Achievement as contemplated by Exhibit C hereof, or (ii) 90 days after the expiration date of for the Milestone Achievement, as set forth on Exhibit C hereof (the "Milestone Escrow Period", together with the Indemnification Escrow Period, collectively, the "Escrow Period"); provided that part or all of the Escrowed Consideration may be released to ISS, from time to time, prior to such time in connection with the final adjudication or resolution of a claim pursuant to Section 3 herein or as provided further in Exhibit C on achievement of Milestone Achievement. Notwithstanding the foregoing and subject to the provisions for an interim release set forth in Section 4.3(a), prior to the Final Release (as defined below), the Escrowed Consideration shall be held by the Escrow Agent and the Escrow Agent shall continue to perform its duties under this Escrow Agreement until (i) the final adjudication or resolution of all the pending claims, and (ii) the balance, if any, of the Escrowed Consideration is released.

4.2　Distribution to ISS.　If, at any time on or prior to the Final Release (as defined below), the Escrow Agent receives (i) a notice of a resolved claim pursuant to Section 3.3 signed by both Stockholders' Representative and ISS, or (ii) an order of a court of competent jurisdiction or a notice of an arbitration award, a copy of which is delivered by either the Stockholders Representative or ISS (either, an "Authorized Distribution Notice"), the Escrow Agent shall deliver the Escrowed Consideration as identified in such Authorized Distribution Notice.　In the event that any Party is required or entitled to calculate the amount of Escrowed Consideration to be released, the Parties agree that the Escrowed Consideration to be delivered shall equal or fractionally exceed the adjudicated and resolved amount of the Damage, divided by the Market Price, up to the maximum of the Escrowed Consideration.

4

4.3   Distributions of the Escrowed Consideration. On the first business day after the Shareholder Escrow Period, the Stockholders' Representative shall be entitled to give a notice to the Escrow Agent and ISS requesting the distribution of the balance of the Shareholders Shareholder Escrow Shares, not then subject to the Milestone Escrow ("Maven Distribution Notice"). Once ISS confirms to the Escrow Agent, with a copy to the Stockholders' Representative, that there is no pending claim against Maven and the Milestone Achievement, the Maven Stockholders, which confirmation must be given not later than 10 calendar days from the receipt of the Maven Distribution Notice, the Escrow Agent shall distribute the remaining portion of the Stockholders Escrow Shares, not then subject to the Milestone Escrow, to the Stockholders' Representative for redistribution to the respective Maven Stockholders (the "Release"). If there is any pending claim asserted under Section 7 of the Exchange Agreement, upon receipt of evidence of such pending claim, the Escrowed Consideration will continue to be held pursuant to this Agreement. When all claims asserted against the Escrowed Consideration have been finally adjudicated or resolved, the balance of the Shareholders Escrow Shares or the Milestone Escrow Shares, if any, will be distributed to the Maven Stockholders in full discharge of the Escrow Agent's obligation under this Escrow Agreement. Subject to the foregoing, as and when the Surviving Corporation meets the Milestone Achievement and after the end of the Indemnification Escrow Period, the Stockholders' Representative shall be entitled to give a notice to the Escrow Agent and ISS requesting the distribution of Milestone Escrow Shares not then subject to the Milestone Escrow and Shareholder Escrow ("Milestone Distribution Notice")

5.   Concerning the Escrow Agent.

5.1   Good Faith Reliance. The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgment, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent signed by the proper party or parties and, if the duties or rights of the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

5.2   Indemnification. The Escrow Agent shall be indemnified and held harmless by ISS and the Stockholders' Representative from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim or interpretation which in any way, directly or indirectly, arises out of or relates to this Escrow Agreement, the services of the Escrow Agent hereunder, or the Escrowed Consideration held by it hereunder, other than expenses or losses arising from the gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other Parties hereto in writing.

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5.3   Limitation of Liability. (I) THE ESCROW AGENT SHALL NOT BE LIABLE, DIRECTLY OR INDIRECTLY, FOR ANY DAMAGES, LOSSES OR EXPENSES ARISING OUT OF THE SERVICES PROVIDED HEREUNDER, OTHER THAN DAMAGES, LOSSES OR EXPENSES WHICH HAVE BEEN FINALLY ADJUDICATED TO HAVE RESULTED FROM THE ESCROW AGENT'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, AND (II) NO PARTY SHALL BE LIABLE HEREUNDER, DIRECTLY OR INDIRECTLY, FOR ANY SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES OR LOSSES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES AND REGARDLESS OF THE FORM OF ACTION.

5.4   Compensation. The Escrow Agent shall be entitled to compensation for its services as stated in the fee schedule attached hereto as Exhibit D. The Escrow Agent shall also be entitled to reimbursement from ISS for all expenses paid or incurred by it in the administration of its duties hereunder including, but not limited to, all counsel, advisors' and agents' fees and disbursements and all taxes or other governmental charges. Until the fees and expenses have been paid, the Escrow Agent shall be entitled to hold on to the Escrowed Consideration and not make any distribution hereunder.

5.5   Further Assurances. From time to time on and after the date hereof, ISS and the Stockholders' Representative shall deliver or cause to be delivered to the Escrow Agent such further documents and instruments and shall do or cause to be done such further acts as the Escrow Agent shall reasonably request to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

5.6   Resignation or Removal. The Escrow Agent may resign by furnishing written notice of its resignation to ISS and the Stockholders' Representative, and ISS and the Stockholders' Representative may remove the Escrow Agent by furnishing to the Escrow Agent a joint written notice of its removal along with payment of all fees and expenses to which it is entitled through the date of termination. Such resignation or removal, as the case may be, shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor, and the Escrow Agent's sole responsibility thereafter shall be to safely keep the Escrowed Consideration and to deliver the same to a successor escrow agent as shall be appointed by the Parties, as evidenced by a joint written notice filed with the Escrow Agent or in accordance with a court order.

5.7   Disagreements. If any conflict, disagreement or dispute arises between, among, or involving any of the parties hereto concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, or the Escrow Agent is in doubt as to the action to be taken hereunder, the Escrow Agent may, at its option, retain the Escrowed Consideration until the Escrow Agent (i) receives a joint written instruction or a written agreement executed by each of the Parties involved in such disagreement or dispute directing delivery of the Escrowed Consideration, in which event the Escrow Agent shall be authorized to disburse the Escrowed Consideration in accordance with such joint written instruction or agreement, or (ii) files an interpleader action in any court of competent

6

jurisdiction, and upon the filing thereof, the Escrow Agent shall be relieved of all liability as to the Escrowed Consideration and shall be entitled to recover its reasonable out-of-pocket attorneys' fees, expenses and other costs incurred in commencing and maintaining any such interpleader action. The Escrow Agent shall be entitled to act on any such agreement, court order, or arbitration decision without further question, inquiry, or consent. Notwithstanding the foregoing, in the event the Escrow Agent receives conflicting instructions hereunder, the Escrow Agent shall refrain from acting until such conflict is resolved to the satisfaction of the Escrow Agent.

5.8 Attachment of Escrowed Consideration; Compliance with Legal Orders. In the event that any Escrowed Consideration shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrowed Consideration, the Escrow Agent is hereby expressly authorized, in its reasonable discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, provided that the Escrow Agent shall first provide written notice to ISS and the Stockholders' Representative before otherwise embarking on any course of action or inaction in response to such legal or judicial process and shall use commercially reasonable efforts to provide ISS and/or the Stockholders' Representative, as applicable, an opportunity to respond to such court order or other legal process and to seek protection of the Escrowed Consideration therefrom. Nothing in this provision or this Agreement shall increase the obligations of the Escrow Agent.

5.9 Force Majeure. The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Escrow Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

5.10 Consultations with Legal Counsel. The Escrow Agent shall be entitled to consult with legal counsel in the event that a question or dispute arises with regard to the construction of any of the provisions hereof, and shall incur no liability or expense and shall be fully protected and reimbursed in acting in accordance with the reasonable advice or opinion of such counsel.

5.11 Collection and Investment. The Escrow Agent is under no obligation to institute and/or defend any action, suit or proceeding in connection with this Escrow Agreement. The Escrow Agent is acting solely as an escrow agent hereunder, and it owes no duties, covenants or obligations, fiduciary or otherwise, to any person by reason of this Escrow Agreement, except as explicitly set forth herein. There shall be no implied duties, covenants or obligations read into this Escrow Agreement as against the Escrow Agent. The Escrow Agent shall have no obligation, duty or liability with respect to compliance with any federal or state laws, including securities laws, disclosure or tax laws, concerning the holding of the Escrowed

7

Consideration or the use of the Escrowed Consideration. The Escrow Agent has no duty or obligation to make any investment decisions with respect to any or all of the Escrowed Consideration, and may hold the Escrowed Consideration in the same form, including in book-entry form, as received.

6.   Successors and Assigns. This Escrow Agreement shall be binding on and inure to the benefit of ISS, the Stockholders' Representative, the Escrow Agent and their respective successors and permitted assigns. No other persons shall have any rights under this Escrow Agreement. No assignment of the interest of any of the Parties shall be binding unless and until written notice of such assignment shall be delivered to the other Parties and shall require the prior written consent of the other Parties of this Escrow Agreement.

7.   Escheat. The Parties are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. The Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all of the Escrowed Consideration escheat by operation of law.

8.   Notices. All notices, requests, demands, and other communications required under this Escrow Agreement shall be in writing, in English, and shall be deemed to have been duly given if delivered (i) personally, (ii) by facsimile transmission with written confirmation of receipt, (iii) by overnight delivery with a reputable national overnight delivery service, (iv) by mail or by certified mail, return receipt requested, and postage prepaid, or (v) by electronic mail. If any notice is mailed, it shall be deemed given five business days after the date such notice is deposited in the United States mail. If notice is given to a party, it shall be given at the address for such party set forth below. It shall be the responsibility of the Parties to notify the Escrow Agent and the other Party in writing of any name or address changes. In the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by the Escrow Agent.

If to ISS:
Integrated Surgical System, Inc.
c/o MDB Capital Group LLC
2425 Cedar Springs Road
Dallas, TX 75201
Attn: Christopher A. Marlett
Facsimile: (310) 526.5020
Email: cmarlett@mdb.com

with a copy (which shall not constitute notice) to:

Golenbock Eiseman Assor Bell & Peskoe LLP
711 Third Avenue,
New York, NY 10017
Attn.: Andrew D. Hudders, Esq.
Facsimile: 212-754-0330
Email: ahudders@golenbock.com

2628531.5

If to the Stockholders' Representative:
TheMaven Network, Inc.
5048 Roosevelt Way NE
Seattle, WA 98105
Attention: James C. Heckman, CEO
Telephone: (206) 526-2427
Email: jch@themaven.net

with a copy (which shall not constitute notice) to:

Peterson Russell Kelly, PLLC
1850 Skyline Tower, 10900 N.E. 4th Street
Bellevue, WA 98004
Attn.: Patrick Moran, Esq..
Email: pmoran@prklaw.com

If to the Escrow Agent:
Golenbock Eiseman Assor Bell & Peskoe LLP
711 Third Avenue,
New York, NY 10017
Attn.: Andrew D. Hudders, Esq.
Facsimile: 212-754-0330
Email: ahudders@golenbock.com

9.   Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of New York.

10.   Entire Agreement. This Escrow Agreement and the Exchange Agreements set forth the entire agreement and understanding of the parties related to the Escrowed Consideration.

11.   Amendment. This Escrow Agreement may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties and the Escrow Agent.

12.   Waivers. The failure of any party to this Escrow Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to this Escrow Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

2628531.5

13.   Headings. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.

14.   Counterparts. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

[The remainder of this page left intentionally blank.]

IN WITNESS WHEREOF, this Escrow Agreement has been duly executed as of the date first written above.

INTEGRATED SURGICAL SYSTEMS, INC.

By: _____
Name: Gary Schuman
Title: Chief Financial Officer

Stockholders' Representative

_____
James C. Heckman

GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLP, as Escrow Agent

By: _____
Name: Andrew D. Hudders
Title: Partner

Waiver of Conflicts of Interest. The Escrow Agent currently represents ISS. ISS and the Stockholders' Representative agree that Escrow Agent shall not be prohibited from continuing to represent ISS in matters relating to the Exchange Agreements or other matters, including general corporate representation of ISS and its affiliates, now and in the future, by reason of any conflict of interest, actual or potential, that the Escrow Agent may have or have had with respect to this Escrow Agreement or any other agreements involving ISS, the Stockholders' Representative, the Maven Stockholders, the Key Employees, or their successors and assigns or other parties affiliated with the Stockholders' Representative, the related transactions contemplated hereby or under the Exchange Agreements and general representation of ISS and its affiliates, and related matters including the defense or pursuit of any indemnity claim by or on behalf of ISS.

Initials of the Stockholders' Representative _____.

IN WITNESS WHEREOF, this Escrow Agreement has been duly executed as of the date first written above.

INTEGRATED SURGICAL SYSTEMS, INC.

By: _____
Name:
Title:

Stockholders' Representative

James C. Heckman
10/27/16

GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLP, as Escrow Agent

By: _____
Name: Andrew D. Hudders
Title: Partner

Waiver of Conflicts of Interest. The Escrow Agent currently represents ISS. ISS and the Stockholders' Representative agree that Escrow Agent shall not be prohibited from continuing to represent ISS in matters relating to the Exchange Agreements or other matters, including general corporate representation of ISS and its affiliates, now and in the future, by reason of any conflict of interest, actual or potential, that the Escrow Agent may have or have had with respect to this Escrow Agreement or any other agreements involving ISS, the Stockholders' Representative, the Maven Stockholders, the Key Employees, or their successors and assigns or other parties affiliated with the Stockholders' Representative, the related transactions contemplated hereby or under the Exchange Agreements and general representation of ISS and its affiliates, and related matters including the defense or pursuit of any indemnity claim by or on behalf of ISS.

Initials of the Stockholders' Representative JH   .

EXHIBIT A

Agreement for Share Exchange

EXHIBIT B

Remedy Funds

| Maven Stockholders | | Escrowed Consideration |
First Name	Last Name	
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
███	███	███
	███	███

███

Exhibit C

Milestone Achievement

The "Milestone Achievement" means eight million Unique Visitors to the Sites during any one calendar month on or before December 31, 2017.

If the Surviving Corporation meets the Milestone Achievement at any time on or before December 31, 2017 (which for clarity, includes December 31, 2017), then 100% of the Milestone Escrow Shares shall be released from the Escrow Agreement, after the Indemnification Period.

As and when during the Milestone Escrow Period, the Surviving Corporation receives Unique Visitors, then the Milestone Escrow Shares shall be released pursuant to the following high water mark release schedule.

Highest Unique Visitors in Any Calendar Month	Total Percentage of Milestone Escrow Shares Released
1,000,000.00	13%
2,000,000.00	25%
3,000,000.00	38%
4,000,000.00	50%
4,500,000.00	56%
5,000,000.00	63%
5,500,000.00	69%
6,000,000.00	75%
6,250,000.00	78%
6,500,000.00	81%
6,750,000.00	84%
7,000,000.00	88%
7,100,000.00	89%
7,200,000.00	90%
7,300,000.00	91%
7,400,000.00	93%
7,500,000.00	94%
7,600,000.00	95%
7,700,000.00	96%
7,800,000.00	98%
7,900,000.00	99%
8,000,000.00	100%

Any Milestone Escrow Shares released from Escrow Agreement shall remain subject to the Shareholders Escrow Shares, if and to the extent then applicable.

The following examples are intended to clarify the above schedule.

2628531.5

If in any calendar month during Milestone Escrow Period, the Surviving Corporation has 6 million Unique Visitors to its Sites, then after the end of the Indemnification Escrow Period, 75% of the Milestone Escrow Shares shall be released from the Remedy Fund.

If after having receiving 6 million Unique Visitors in a calendar month, the Surviving Corporation then has 7 million Unique Visitors in a calendar month (which is a new high water mark), then after the end of the Indemnification Escrow Period, a total of 88% of the Milestone Escrow Shares should be released from the Remedy Fund. Since 75% of the Milestone Escrow Shares have already been released from the Remedy Fund, an additional 13% of the Milestone Escrow Shares shall then be released.

Definitions.

"Milestone Escrow Period" means the period commencing on Closing and ending upon the earlier of (a) the Surviving Corporation meeting the Milestone Achievement or (b) January 1, 2018.

"Milestone Achievement" means eight million Unique Visitors to the Sites during any calendar month at any time during the Milestone Escrow Period.

"Site" means then then website(s) of the Surviving Corporation, which shall include all Sites then owned directly or indirectly by or through one or controlled subsidiaries, by the Surviving Corporation and all Sites owned, directly or indirectly, by one or more affiliates of the Surviving Corporation.

"Surviving Corporation" has the meaning set forth in the Exchange Agreement.

"Unique Visitor" is the number of unduplicated (counted only once) visitors to the Site(s) during any calendar month during the Milestone Escrow Period. Unique Visitors shall be determined by Google Analytics, or if Google Analytics is not then providing such service, such other, reputable, independent third party provider of such similar services, reasonably acceptable to the Stockholders' Representative and the Independent Committee.

"Visitor" means any person that has had at least one session or visit to a Site within the selected date range as then determined by Google Analytics.

All definitions under this section shall have the common meanings general ascribed to such term as set forth in Google Analytics.

Reverse Vesting.

Pursuant to the Founder Restricted Stock Purchase Agreements, each of the Maven Stockholder also reverses vests over a 36 month period, commencing as of August 1, 2016. Any shares of ISS then acquired by the Surviving Corporation under the Founder Restricted Stock Purchase Agreements shall be added to the Milestone Escrow Shares.

Exhibit D

Fees of Escrow Agent

The Escrow Agent will be entitled to fees based on the time devoted to the matters related to the Escrow Agreement and Escrow Consideration, in increments of 1/10 of an hour, at the then regular hourly rates of the persons employed by the Escrow Agent (which rates may change from time to time), plus actual disbursements.

All fees of the Escrow Agent shall be paid by ISS.

EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement') is made and entered into as of November [__], 2016, by and among theMaven Network, Inc., a Nevada corporation ("Maven") and Integrated Surgical Systems, Inc., a Delaware corporation, the parent of Maven ("Integrated") (collectively, Maven and Integrated as the "Company") and James C. Heckman, Jr. an individual (the "Employee"). This Agreement shall be effective upon the closing of the Share Exchange Agreement between Maven, Integrated and the Shareholders. This Agreement replaces and supersedes the prior employment letter agreement between the Maven and the Employee, dated July 18, 2016.

WHEREAS, the Company desires to employ the Employee as its Chief Executive Officer, and the Employee desires to accept this offer of employment, effective as of the Effective Date.

WHEREAS, the Company and the Employee have determined that the terms and conditions of this Agreement are reasonable and in their mutual best interests and accordingly desire to enter into this Agreement in order to provide for the terms and conditions upon which the Employee shall be employed by the Company.

NOW THEREFORE, in consideration of the foregoing and the respective covenants, agreements and representations and warranties set forth herein, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1.
TERMS OF EMPLOYMENT

1.1 Employment and Acceptance.

(a) *Employment and Acceptance*. On and subject to the terms and conditions of this Agreement, the Company shall employ the Employee and the Employee hereby accepts such employment. The term of the Employee's employment pursuant to this Agreement (the "Term") shall commence on July 18, 2016 (the "Effective Date") and shall have a term of three years, unless sooner terminated as hereinafter provided. The Term shall be extended only through the execution, by both parties, of a written amendment to this Agreement, in which case references to the Term shall refer to the Term as so amended.

(b) *Responsibilities and Duties*. The Employee shall serve as the Chief Executive Officer of the Company and as a member of the Board of Directors, during the Term. The Employee's duties as Chief Executive Officer shall consist of such duties and responsibilities as are consistent with the Employee's position, including but not be limited to, (i) management of the business to achieve the financial and strategic goals established by the Board, (ii) spearheading growth of revenues, (iii) oversight and vision for development of the Company's digital media product(s), (iv) review and implementation of best practices in all of the Company's sales, marketing and business development programs, (v) management of the Company's liquidity and credit agreement compliance and (vii) supervising all senior management personnel of the Company. Company agrees that it shall elect Employee to serve on its Board.

(c) *Authority*. The Employee shall have the authority to perform such acts as are necessary or advisable to fulfill the duties as set forth in Section 1.1 (b) hereof and shall have such additional powers at the Company as may from time to time be prescribed by the Board.

(d) *Reporting*. The Employee shall report directly to the Company's Board of Directors.

(e) *Performance of Duties / Travel*. With respect to his duties hereunder, at all times, the Employee shall be subject to the instructions, control, and direction of the Board, and act in accordance with the Company's Certificate of Incorporation, Bylaws and other governing policies, rules and regulations, except to the extent that the Employee is aware that such documents conflict with applicable law. The Employee shall devote his business time, attention and ability to serving the Company on an exclusive and full-time basis as aforesaid and as the Board may reasonably require, except during holidays, vacations, illness or accident, or as may be otherwise approved from time to time by the Board in writing. The Employee shall also travel as required by his duties hereunder and shall comply with the Company's then-current travel policies as approved by the Board. Any exceptions to these policies shall require Board approval.

(f) *Indemnification / Insurance*. Throughout and after the Term, Employee will be covered by all applicable Directors and Officers insurance and indemnification provided by the Company's insurance policies, the Company's By-Laws and by state law in connection with his duties as an officer and potentially as director hereunder.

1.2 Compensation and Benefits.

(a) *Annual Salary*. The Employee shall receive an annual salary of $300,000 for each year of the Term (the 'Annual Salary'). The Annual Salary shall be payable on a semi-monthly basis or such other payment schedule as used by the Company for its senior level employees from time to time, less such deductions as shall be required to be withheld by applicable law and regulation and consistent with the Company's practices. The Annual Salary payable to the Employee will be reviewed annually by the Board.

(b) *Equity Incentive Compensation*. In connection with the initial formation of the Company and pursuant to a founder stock purchase agreement (referred as the "Founder Agreement"), the Employee previously purchased from the Company 990,000 shares of common stock of the Company at $0.001 per share, which at the time of purchase represented the current fair market value of a share of common stock, and which aggregate shares represent 33% of the initial fully diluted capitalization table as of the founding of the Company, prior to any capital invested. Once capital is invested, all stock of the Company will be subject to dilution on a "pro-rata" basis. The initial pro-forma capitalization table is <u>Attachment A</u>. The Board and Employee further acknowledge and agree that they are contemplating entering into an agreement (the "Share Exchange Agreement") with an unrelated company, pursuant to which the Employee and other shareholders of the Company will exchange their shares of common stock in the Company for shares of common stock in the new company (the "Exchanged Shares"), which new company will then be the sole parent of the Company (the "Share Exchange Transaction"). As part of the Share Exchange Transaction, the Employee will: (i) Enter into an agreement that subjects his Exchanged Shares to reverse vesting over a 36 month period, beginning as of August 1, 2016, with $1/3^{rd}$ of Exchanged Shares becoming free from the vesting restrictions on July 31, 2017, provided he continues employment with the Company (or a related entity) through that date, and thereafter another $1/36^{th}$ of his Exchanged Shares will become free from the vesting restrictions with each subsequent calendar month of continued employment with the Company (or a related entity); and (ii) deposit 35% of his Exchanged Shares into an escrow account to serve as an indemnity against undisclosed liabilities of the Company (if any), and also to serve as incentive compensation associated with specific Company performance goals, such that the failure to achieve the goals will enable the new company to purchase the Exchanged Shares for an amount less than their fair market value (as described in the escrow agreement). In connection with subjecting the Exchanged Shares to new reverse vesting restrictions and depositing the Exchanged Shares into escrow, the Employee may file an election under Section 83(b) of the Code. Except as described in the Share Exchange Agreement and the associated escrow agreement, the Employee will have complete ownership and full enjoyment of his shares of common stock in the Company. In addition, the Employee's Exchanged Shares will be considered free from the reverse vesting restrictions of item (i), above, upon a termination of employment by the Company for any reason other than "Cause," as defined below, or upon a termination by the Employee for Good Reason, or due to Death or Permanent Incapacity. To avoid uncertainty, the

Employee's Exchanged Shares will be affected by the reverse vesting restrictions described in item (i) if prior to July 31, 2019 the Company terminates him for Cause or he voluntarily terminates for other than Good Reason. However, in the event that Company purports to terminate Employee for Cause or he voluntarily terminates for what the Company contends is other than Good Reason, Employee shall have complete ownership and full enjoyment of his shares of common stock in the Company and shall not be divested of the Exchanged Shares, or any rights associated therewith, unless and until there has been a final determination by a court of competent jurisdiction that there was, in fact, Cause for termination or that the voluntary termination was for other than Good Reason.

(c) *Expenses*. The Employee shall be reimbursed for all ordinary and necessary out-of-pocket business expenses reasonably and actually incurred or paid by the Employee in the performance of the Employee's duties during the Term in accordance with the Company's policies upon presentation of such expense statements or vouchers or such other Supporting information as the Company may require.

(d) *Benefits*. The Employee shall be entitled to fully participate in all benefit plans that are in place and available to senior level employees of the Company from time to time, including, without limitation, medical, dental, vision and life insurance (if offered), in each case subject to the general eligibility, participation and other provisions set forth in such plans.

(e) *Paid Time Off*. During the Term, the Employee shall be entitled to Paid Time Off (PTO) based on the company's policy for all new hires, so long as such time off does not interfere with Employee's ability to properly perform his duties as Chief Executive Officer of the Company. Employee will start accruing 120 hours of PTO each year per the Company's PTO policy. The total PTO will be prorated for the first year.

1.3 Termination of Employment.

(a) *Termination for Cause*. The Company may terminate the Employee's employment at any time for Cause, without any requirement of a notice period and without payment of any compensation of any nature or kind (including, without limitation, by way of anticipated earnings, damages or payment in lieu of notice). Upon payment of the amounts set forth in this subsection, the Employee shall not be entitled to any severance benefits or payments (other than those required under subsection (f) hereof), including any payment under the terms of the Plan.

(b) *Permanent Incapacity*. In the event of the Permanent Incapacity of the Employee, his employment may thereupon be terminated by the Company without payment of any Severance of any nature or kind (including, without limitation, by way of anticipated earnings, damages or payment in lieu of notice); provided that, in the event of the Employee's termination pursuant to this subsection, subject to Section 2.9 hereof, the Company shall pay or cause to be paid to the Employee (i) the amounts prescribed by subsection (f) below through the date of Permanent Incapacity, and (ii) the amounts specified in any benefit and insurance plans applicable to the Employee as being payable in the event of the permanent incapacity or disability of the Employee, such sums to be paid in accordance with the provisions of those plans as then in effect.

(c) *Death*. If the Employee's employment is terminated by reason of the Employee's death, the Employee's beneficiaries or estate will be entitled to receive and the Company shall pay or cause to be paid to them or it, as the case may be, (i) the amounts prescribed by Subsection (f) below through the date of death, and (ii) the amounts specified in any benefit and insurance plans applicable to the Employee as being payable in the event of the death of the Employee, such sums to be paid in accordance with the provisions of those plans as then in effect.

(d) *Termination by Employee*. The Employee may terminate his employment with the Company upon giving 30 days' written notice or such shorter period of notice as the Company may accept. If the Employee resigns for Good Reason, the Employee shall receive the severance benefits required under subsection (e) hereof. If the Employee resigns for any reason not constituting Good Reason, the Employee shall not be entitled to any severance benefits (other than those required under subsection (f) hereof).

(e) *Termination without Cause or by the Employee for Good Reason*. If the Employee's employment with the Company is terminated by the Company without Cause or by the Employee for Good Reason, the Employee shall be entitled to receive, a lump sum payment equal to the Employee's then current Annual Salary, <u>provided</u> <u>however</u>, that in the event the termination occurs during the first three (3) months of employment hereunder, such lump sum payment shall be equal to six (6) months of Employees then current Annual Salary. Except as provided in the last sentence of this subsection (e), the payment described in this subsection is the only severance payment or payment in lieu of notice that the Employee will be entitled to receive under this Agreement (other than payments due under subsection (f) hereof) in the event of the termination of his employment on the basis contemplated in this paragraph. Any payment pursuant to this subsection shall be paid, subject to applicable withholding if any, within month of the termination date. Any right of the Employee to payment pursuant to this subsection shall be contingent on Employee signing a standard form of release agreement with the Company (which release shall not include any restrictions on post-termination activities other than with respect to Proprietary Information as defined herein).

(f) *Earned Salary and Un-Reimbursed Expenses*. In the event that any portion of the Employee's Annual Salary has been earned but not paid or any reimbursable expenses have been incurred by the Employee but not reimbursed, in each case to the date of termination of his employment, such amounts shall be paid to the Employee within 30 days following such date of termination.

(g) *Statutory Deductions*. All payments required to be made to the Employee, his beneficiaries, or his estate under this Section shall be made net of all deductions required to be withheld by applicable law and regulation. The Employee shall be solely responsible for the satisfaction of any taxes (including employment taxes imposed on employees and taxes on nonqualified deferred compensation). Although the Company intends and expects that the Plan and its payments and benefits will not give rise to taxes imposed under Code Section 409A, neither the Company nor its employees, directors, or their agents shall have any obligation to hold the Employee harmless from any or all of such taxes or associated interest or penalties.

(h) *Fair and Reasonable, etc*. The parties acknowledge and agree that the payment provisions contained in this Section are fair and reasonable, and the Employee acknowledges and agrees that such payments are inclusive of any notice or pay in lieu of notice or vacation or severance pay to which she would otherwise be entitled under statute, pursuant to common law or otherwise in the event that his employment is terminated pursuant to or as contemplated in this Section 1.3.

(i) *Plan*. Any payments due to Employee under the Plan upon the occurrence of any termination event referenced in subsections (b), (c), (d) or (e) above shall be determined exclusively by the provisions of the Plan.

1.4 Restrictive Covenants.

(a) *Non-competition / Non-solicitation*. The Employee recognizes and acknowledges that his services to the Company are of a special, unique and extraordinary nature that cannot easily be duplicated. Further, the Company has and will expend substantial resources to promote such Services and develop the Company's Proprietary Information. Accordingly, in order to protect the Company from unfair competition and to protect the Company's Proprietary information, the Employee agrees that, so long as the Company continues to pay him his Base Salary at the then current rate for a period of up to two (2) years following the termination of his employment with the Company other than for Cause, he will not engage as an employee, consultant, owner or operator for any business, a principal component of which is the operation and monetization of a business which competes directly with the Company's Business, which shall include expert-led online interest groups and communities and related products and monetization, and shall explicitly include these named companies: Scout Media/Scout.com, Rivals.com and 247 Sports. While Employee renders services to the Company, he also agrees that he will not assist any person or organization in competing with the Company, in preparing to compete with the Company or in hiring away any employee of the Company. Employee also agrees not to solicit, induce or encourage or attempt to solicit, induce or encourage, either directly or indirectly, any employees of the Company to leave the employ of the Company for a period of one (1) year from the date of his termination with the Company for any reason. The non-competition provisions of this Section 1.4 (a) shall not apply to the Employee in the event of (a) the termination of the Employee's employment by the Company without Cause or (b) the termination of the Employee's employment by the Employee for Good Reason.

(b) Any material breach of the terms of this Section 1.4 by the Employee shall be considered Cause.

(c) *Confidential Information*. The Employee recognizes and acknowledges that the Proprietary information is a valuable, special and unique asset of the Company's Business. In order to obtain and/or maintain access to the Proprietary information, which Employee acknowledges is essential to the performance of his duties under this Agreement, the Employee agrees that, except with respect to those duties assigned to him by the Company, the Employee: (i) shall hold in confidence all Proprietary Information; (ii) shall not reproduce, use, distribute, disclose, or otherwise misappropriate any Proprietary Information, in whole or in part; (iii) shall take no action causing, or fail to take any action necessary to prevent causing, any Proprietary information to lose its character as Proprietary information, and (iv) shall not make use of any such Proprietary information for the Employee's own purposes or for the benefit of any person, business or legal entity (except the Company) under any circumstances; provided that the Employee may disclose such Proprietary Information to the extent required by law; provided, further that, prior to any such disclosure, (A) the Employee delivers to the Company written notice of such proposed disclosure, together with an opinion of counsel regarding the determination that such disclosure is required by law and (B) the Employee provides an opportunity to contest such disclosure to the Company. The provisions of this subsection will apply to Trade Secrets for as long as the applicable information remains a Trade Secret and to Confidential information,

(d) *Ownership of Developments*. All Work Product shall belong exclusively to the Company and shall, to the extent possible, be considered a work made by the Employee for hire for the Company within the meaning of Title 7 of the United States Code. To the extent the Work Product may not be considered work made by the Employee for hire for the Company, the Employee agrees to assign, and automatically assign at the time of creation of the Work Product, without any requirement of further consideration, any right, title, or interest the Employee may have in such Work Product. Upon the request of the Company, the Employee shall take such further actions, including execution and delivery of instruments of conveyance, as may be appropriate to give full and proper effect to such assignment.

(e) *Books and Records*. All books, records, and accounts relating in any manner to the customers or clients of the Company, whether prepared by the Employee or otherwise coming into the Employee's possession, shall be the exclusive property of the Company and shall be returned immediately to the Company on termination of the Employee's employment hereunder or on the Company's request at any time.

(f) *Acknowledgment by the Employee*. The Employee acknowledges and confirms that: (i) the restrictive covenants contained in this Section 1.4 are reasonably necessary to protect the legitimate business interests of the Company; (ii) the restrictions contained in this Section 1.4 (including, without limitation, the length of the term of the provisions of this Section 1.4) are not overbroad, overlong, or unfair and are not the result of overreaching, duress, or coercion of any kind; and (iii) the Employee's entry into this Agreement and, specifically this Section 1.4, is a material inducement and required condition to the Company's entry into this Agreement.

(g) *Reformation by Court*. In the event that a court of competent jurisdiction shall determine that any provision of this Section 1.4 is invalid of more restrictive than permitted under the governing law of such jurisdiction, then only as to enforcement of this Section 1.4 within the jurisdiction of such court, such provision shall be interpreted and enforced as if it provided for the maximum restriction permitted under such governing law.

(h) *Survival*. The provisions of this Section 1.4 shall survive the termination of this Agreement.

(i) *Injunction*. It is recognized and hereby acknowledged by the parties hereto that a breach by the Employee of any of the covenants contained in this Section l.4 will cause irreparable harm and damage to the Company, the monetary amount of which may be virtually impossible to ascertain. As a result, the Employee recognizes and hereby acknowledges that the Company shall be entitled to an injunction from any court of competent jurisdiction enjoining and restraining any violation of any or all of the covenants contained in this Section 1.4 by the Employee or any of his Affiliates, associates, partners or agents, either directly or indirectly, and that such right to injunction shall be cumulative and in addition to whatever other remedies the Company may possess.

1.5 Definitions. The following capitalized terms used herein shall have the following meanings:

“Affiliate” shall mean, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such Person.

“Agreement” shall mean this Agreement, as amended from time to time,

“Annual Salary” shall have the meaning specified in Section 1.2(a).

“Board” shall mean the Board of Directors of the Company.

“Cause” shall mean the Employee's (a) willful misconduct which is materially detrimental to the Company and which continues for 30 days after receipt of written notice thereof from the Board, (b) breach of fiduciary duty involving personal profit, (c) intentional failure to perform stated duties which is materially detrimental to the Company and which continues for 30 days after receipt of written notice thereof from the Board, (d) conviction or plea of nolo contendere for a felony, (e) any act of embezzlement or fraud committed by the Employee, or (f) material breach of this Employment Agreement, which if capable of being cured by Employee, is not done so within 30 business days of receipt of written notice thereof from the Board (this subsection shall include Employee's failure to comply with the terms of the Company's Legal and Financial Controls Guidelines, a copy of which has been delivered to the Employee). Cause shall not include performance-related failure or general dissatisfaction with Employee’s performance, including by reason of the Company's failure to meet specified operating objectives or profit targets.

“Code” shall have the meaning of the Internal Revenue Code of 1986, as it may be amended from time to time.

“Company” shall have the meaning specified in the introductory paragraph hereof; provided that, (i) “Company' shall include any successor to the Company to the extent provided under Section 2.6 and (ii) for purposes of Section 1.5, the term "Company' also shall include any existing or future subsidiaries of the Company that are operating during any of the time periods described in Section 1.1(a) and any other entities that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with the Company during the periods described in Section 1.1(a).

"Company's Business" shall mean the business of owning and operating a network of expert-led online interest groups and communities, associated web and mobile application products enabling access to such network, and monetization of such business through membership fees, advertising, commerce etc.

"Confidential Information" shall mean any information belonging to or licensed to the Company, regardless of form, other than Trade Secrets, which is valuable to the Company and not generally known to competitors of the Company, including, without limitation, all online research and marketing data and other analytic data based upon or derived from such online research and marketing data.

"Good Reason" shall mean any of the following events, which has not been either consented to in advance by the Employee in writing or cured by the Company within a reasonable period of time, not to exceed 30 days, after the Employee provides written notice within 60 days of the initial existence of one or more of the following events: (i) a material reduction in the Employee's Annual Salary as the same may be increased from time to time; (ii) a material breach of the Agreement by the Company; (iii) a material diminution or reduction in the Employee's responsibilities, duties or authority, including reporting responsibilities in connection with his employment with the Company, and including Employee's removal from Board; or (iv) requiring the Employee to take any action which would violate any federal or state law and such violation would materially and demonstrably damage the Employee's reputation. Good Reason shall not exist unless the Employee separates from Service within 90 days following the initial existence of the condition or conditions that the Company has failed to cure.

"Permanent Incapacity" shall mean a physical or mental illness or injury of a permanent nature which prevents the Employee from performing her essential duties and other services for which he is employed by the Company under this Agreement for a period of 90 or more continuous days or 90 or more non-continuous days within a 120 day period, as verified and confirmed by Written medical evidence reasonably satisfactory to the Board.

"Person" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

"Proprietary Information" shall mean the Trade Secrets, the Confidential Information and all physical embodiments thereof, as they may exist from time to time.

"Term" shall have the meaning specified in Section 1.1(a).

"Trade Secrets" means information belonging to or licensed to the Company, regardless of form, including, but not limited to, any technical or non-technical data, formula, pattern, compilation, program, device, method, technique, drawing, financial, marketing or other business plan, lists of actual or potential customers or suppliers, or any other information similar to any of the foregoing, which derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can derive economic value from its disclosure or use.

"Work Product" means all copyrights, patents, trade secrets, or other intellectual property fights associated with any ideas, concepts, techniques, inventions, processes, or works of authorship developed or created by the Employee during the course of performing work for the Company or its clients and relating to the Company's business.

ARTICLE 2.
MISCELLANEOUS PROVISIONS

2. Further Assurances. Each of the parties hereto shall execute and cause to be delivered to the other party hereto such instruments and other documents, and shall take Such other actions, as Such other party may reasonably request for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

2.2 Notices. All notices hereunder shall be in writing and shall be sent by (a) certified or registered mail, return receipt requested, (b) national prepaid overnight delivery service, (c) facsimile transmission (following with hard copies to be sent by prepaid overnight delivery Service) or (d) personal delivery with receipt acknowledged in writing. All notices shall be addressed to the parties hereto at their respective addresses as set forth below (except that any party hereto may from time to time upon fifteen days' written notice change his address for that purpose), and shall be effective on the date when actually received or refused by the party to whom the same is directed (except to the extent sent by registered or certified mail, in which event such notice shall be deemed given on the third day after mailing).

If to the Company:

theMaven Network, Inc., 5048 Roosevelt Way NE, Seattle, WA 98105

If to the Employee:

Mr. James C. Heckman, 5048 Roosevelt Way NE, Seattle, WA 98105

2.3 Headings. The underlined or boldfaced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement,

2.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

2.5 Governing Law; Jurisdiction and Venue.

(a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Washington (without giving effect to principles of conflicts of laws), except to the extent preempted by federal law.

(b) Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in any state or federal court located in King County, Washington.

2.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns (if any). The Employee shall not assign this Agreement or any of his rights or obligations hereunder (by operation of law or otherwise) to any Person without the consent of the Company.

2.7 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach. The parties to this Agreement further agree that in the event Employee prevails on any material claim (in a final adjudication) in any legal proceeding brought against the Company to enforce his rights under this Agreement, the Company will reimburse Employee for the reasonable legal fees incurred by Employee in connection with such proceeding.

2.8 Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the Waiver of statutory claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

2.9 Code Section 409A Compliance. To the extent amounts or benefits that become payable under this Agreement on account of the Employee's termination of employment (other than by reason of the Employee's death) constitute a distribution under a "nonqualified deferred compensation plan" within the meaning of Code Section 409A ("Deferred Compensation"), the Employee's termination of employment shall be deemed to occur on the date that the Employee incurs a "separation from Service' with the Company within the meaning of Treasury Regulation Section 1.409A-1(h). If at the time of the Employee's separation from service, the Employee is a "specified employee' (within the meaning of Code Section 409A and Treasury Regulation Section 1.409A-1(i)), the payment of such Deferred Compensation shall commence on the first business day of the seventh month following Employee's separation from Service and the Company shall then pay the Employee, without interest, all such Deferred Compensation that would have otherwise been paid under this Agreement during the first six months following the Employee's separation from service had the Employee not been a specified employee. Thereafter, the Company shall pay Employee any remaining unpaid Deferred Compensation in accordance with this Agreement as if there had not been a six-month delay imposed by this paragraph. If any expense reimbursement by the Employee under this Agreement is determined to be Deferred Compensation, then the reimbursement shall be made to the Employee as soon as practicable after submission for the reimbursement, but no later than December 31 of the year following the year during which such expense was incurred. Any reimbursement amount provided in one year shall not affect the amount eligible for reimbursement in another year and the right to such reimbursement shall not be subject to liquidation or exchange for another benefit. In addition, if any provision of this Agreement would subject the Employee to any additional tax or interest under Code Section 409A, then the Company shall reform such provision; provided that the Company shall (x) maintain, to the maximum extent practicable, the original intent of the applicable provision without subjecting the Employee to such additional tax or interest and (y) not incur any additional compensation expense as a result of such reformation.

2.10 Amendments. This Agreement may not be amended, modified, altered or Supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

2.1. Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, Void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law,

2.12 Parties in Interest. Except as provided herein, none of the provisions of this Agreement are intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

2.13 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto relating to the Subject matter hereof and Supersedes all prior agreements, team sheets and understandings among of between the parties relating to the Subject matter hereof.

The parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

THE COMPANY:

theMaven Network, Inc.

By: _William C. Sornsin, Jr._

Name: WILLIAM C. SORNSIN, JR.

Title: COO

Integrated Surgical Systems, Inc.

By: _____

Name:

Title:

THE EMPLOYEE:

[signature]

James C. Heckman, Jr.

2.12 Parties in Interest. Except as provided herein, none of the provisions of this Agreement are intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors and assigns (if any).

2.13 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto relating to the Subject matter hereof and Supersedes all prior agreements, team sheets and understandings among of between the parties relating to the Subject matter hereof.

The parties hereto have caused this Agreement to be executed and delivered as of the date first set forth above.

THE COMPANY:

theMaven Network, Inc.

By: _____

Name:

Title:

Integrated Surgical Systems, Inc.

By: _____

Name: Gary Schuman

Title: Chief Financial Officer

THE EMPLOYEE:

_____

James C. Heckman, Jr.

Attachment A - Initial Capitalization Table

Founder (James Heckman)		33.0%
Co-Founders (Ben Joldersma, Bill Sornsin)		31.0%
Founding Employees		34.3%
Option Pool		1.7%
	TOTAL:	100.00%